================================================================================



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                 ------------

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                    FIRST FINANCIAL CARIBBEAN CORPORATION
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $1.00 PER SHARE
                       (Title of Class of Securities)

                                 320214 10 9
                               (CUSIP Number)


                                                   with a copy to:

         MR. DAVID H. CHAFEY, JR.                  MR. JULIO PIETRANTONI
         Executive Vice President                  McConnell Valdes
         BanPonce Corporation                      270 Munoz Rivera Avenue
         Banco Popular Center                      Hato Rey, Puerto Rico  00918
         209 Munoz Rivera Avenue                   (809) 250-5664
         Hato Rey, Puerto Rico  00918
         (809) 753-0335

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                             SEPTEMBER 25, 1995
           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



================================================================================

                                SCHEDULE 13D

CUSIP NO. 320214 10 9
      1.       NAME OF REPORTING PERSON
               S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               BanPonce Corporation
               I.R.S. Identification No. SS 660416582

      2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)                (a) [ ]

                                                                                            (b) [ ]
      3.       SEC USE ONLY

      4.       SOURCE OF FUNDS (See Instructions)
               WC

      5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                                                   [ ]

      6.       CITIZENSHIP OR PLACE OR ORGANIZATION
               Puerto Rico

                           7.        SOLE VOTING POWER
                                     571,428
        NUMBER OF
         SHARES            8.        SHARED VOTING POWER
      BENEFICIALLY                   -0-
     OWNED BY EACH
       REPORTING           9.        SOLE DISPOSITIVE POWER
      PERSON WITH                    571,428

                          10.        SHARED DISPOSITIVE POWER
                                     -0-



     11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              571,428

     12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES (See Instructions)                                                 [ ]

              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              7.3%

              TYPE OF REPORTING PERSON (See Instructions)
              CO

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $1.00 per share (the "Common Stock"), of First Financial Caribbean Corporation, a Puerto Rico corporation (the "Company"). The address of the principal executive offices of the Company is 1159 Franklin Delano Roosevelt Avenue, San Juan, Puerto Rico 00920.

         BanPonce Corporation ("BanPonce") would have the right to acquire the number of shares of Common Stock that are the subject of this Statement upon conversion of $10,000,000 aggregate principal amount of the Company's 8.25% Convertible Subordinated Debentures Due January 1, 2006 (the "Debentures"). As further described in Item 6, BanPonce purchased Debentures in a principal amount of $6,645,905 on September 25, 1995, and will purchase additional Debentures in a principal amount $3,354,095 upon receipt of regulatory approval. The Debentures are convertible at any time on or prior to December 1, 2005, at a conversion price of $17.50 per share, subject to customary anti-dilution adjustments.

Item 2.  Identity and Background.

         BanPonce is a bank holding company registered under the Bank Holding Company Act of 1956 and incorporated under the laws of the Commonwealth of Puerto Rico. The principal business of BanPonce is banking, which it carries out through its principal wholly owned subsidiary, Banco Popular de Puerto Rico, a bank organized under the laws of Puerto Rico, and through other bank subsidiaries. BanPonce also engages in various non-banking activities through several subsidiaries. The address of the principal business of BanPonce is Banco Popular Center, 209 Munoz Rivera Avenue, Hato Rey, Puerto Rico 00918.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BanPonce are set forth in Schedule A attached hereto and incorporated herein by reference. All persons named in Schedule A are citizens of the United States of America. For purposes of Regulation 13D, BanPonce is controlled only by its Board of Directors.

         During the last five years, neither BanPonce nor, to BanPonce's knowledge, any person listed on Schedule A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Debentures purchased on September 25, 1995 were purchased by BanPonce with internally generated funds in the amount of $6,645,905. BanPonce intends to purchase the remaining Debentures with internally generated funds in the amount of $3,354,095.

Item 4.  Purpose of Transaction.

         BanPonce acquired the Debentures for purposes of investment. Although BanPonce believes that the Debentures are an attractive investment at this time, it intends continuously to monitor and evaluate this investment in light of pertinent factors, including the following: (i) the Company's business, operations, assets, financial condition and prospects, (ii) market, general economic and other conditions, and (iii) other investment opportunities available to BanPonce. In light of the foregoing factors and the plans and requirements of BanPonce from time to time, BanPonce may determine to (i) acquire additional securities of the Company, including through one or more transactions in the open market, (ii) dispose of some or all of the Debentures or, assuming conversion of some or all of the Debentures, dispose of some or all of the shares of Common Stock into which the Debentures are convertible,
(iii) dispose of some or all of the shares of Common Stock that BanPonce may acquire upon exercise of the Right described in Item 6, (iv) assuming conversion of some or all of the Debentures, increase or decrease BanPonce's participation in the determination of the Company's management and policies or
(v) propose a merger, consolidation, joint venture or other business combination involving the Company or its subsidiaries or divisions, a sale or purchase of assets or securities of the Company or its subsidiaries or divisions, a recapitalization, reorganization or liquidation involving the Company or its subsidiaries or divisions or other similar actions. BanPonce reserves the right to determine in the future to take or cause to be taken one or more of the foregoing actions. Any sale or disposition of Debentures or shares of Common Stock by BanPonce may be made by means of privately negotiated sales, registered offerings or other transactions or by seeking to cause the Company to effect one or more of the transactions set forth above.

         Except as set forth in this Statement or as contemplated by the Debenture Purchase Agreement described in Item 6, neither BanPonce nor, to BanPonce's knowledge (without having undertaken any investigation to this effect), any person listed on Schedule A, has any other present plans or proposals which would result in or which are related to (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above. However, based on its continuing review of the factors referred to above, BanPonce may discuss one or more of the foregoing matters with the management, directors or shareholders of the Company or may formulate a plan or proposal relating to one or more of the foregoing matters.

Item 5.  Interest in Securities of the Issuer.

         (a) As of September 25, 1995, BanPonce beneficially owned 571,428 shares of Common Stock, none of which are presently outstanding and all of which are issuable upon conversion of the Debentures, representing approximately 7.3% of the sum of (i) the 7,215,570 shares of Common Stock outstanding on the date hereof and (ii) such 571,428 shares of Common Stock issuable upon conversion of the Debentures. On September 25, 1995, BanPonce acquired Debentures in an aggregate principal amount of $6,645,905, initially convertible into 379,766 shares of Common Stock, representing just under 5% of the sum of (i) the outstanding shares of Common Stock of the Company and (ii) such 379,766 shares. The sale of the remaining Debentures in an aggregate principal amount of $3,354,095, initially convertible into 191,662 shares of Common Stock, will be consummated upon and subject to receipt by BanPonce of the required approval of the Federal Reserve Board, which BanPonce expects to receive within 90 days after the date of the Debenture Purchase Agreement. As described in Item 6, BanPonce has the right to acquire up to 200,000 additional shares of Common Stock under certain circumstances upon the issuance of additional shares by the Company, but only to the extent necessary for BanPonce to maintain beneficial ownership of 5% of the fully diluted shares of Common Stock. The foregoing number of outstanding shares of Common Stock is the number of shares reported to be outstanding as of June 30, 1995, in the Company's Quarterly Report on Form 10-Q for the quarterly period ended on such date. Neither BanPonce nor, to BanPonce's knowledge (without having undertaken any investigation to this effect), any of the persons identified in Schedule A, beneficially owns any shares of Common Stock other than the shares described herein.

         In the past, BanPonce and its affiliates, including BP Capital Markets Inc., have provided investment banking and brokerage services to their customers in the ordinary course of business, which have included effecting transactions and holding positions in securities of the Company for the accounts of their customers for whom they act as agent, and BanPonce and its affiliates may continue these activities in the future for the account of customers in the ordinary course of business. Beneficial ownership of these past and potential future holdings of securities of the Company for the account of customers of BanPonce and its affiliates is expressly disclaimed by BanPonce. BP Capital Markets Inc. has also acted as underwriter or placement agent for the Company in a number of transactions.

         (b) Upon conversion of the Debentures, BanPonce would have the sole power to vote or to direct the vote of, and the sole power to dispose or direct the disposition of, all the shares of Common Stock into which the Debentures are convertible, as well as all the shares of Common Stock that BanPonce may purchase upon exercise of the Right described in Item 6.

         (c) Except for the acquisition by BanPonce of the Debentures, neither BanPonce nor, to BanPonce's knowledge (without having undertaken any investigation to this effect), any person identified in Schedule A has effected any transaction in shares of Common Stock during the preceding 60 days.

         (d)  Not applicable.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          On September 25, 1995, BanPonce and the Company entered into a Debenture Purchase Agreement (the "Debenture Purchase Agreement") providing for the issuance and sale by the Company to BanPonce in a private placement and the purchase by BanPonce from the Company at par of $10,000,000 aggregate principal amount of the Company's 8.25% Convertible Subordinate Debentures Due January 1, 2006, initially convertible into 571,428 shares of Common Stock, representing approximately 7.3% of the sum of (i) the outstanding shares of Common Stock and
(ii) such 571,428 shares. On the same date, BanPonce purchased Debentures in an aggregate principal amount of $6,645,905, initially convertible into 379,766 shares of Common Stock of the Company, representing just under 5% of the sum of
(i) the outstanding shares of Common Stock of the Company, and (ii) such 379,766 shares. The sale of the remaining Debentures in an aggregate principal amount of $3,354,095, initially convertible into 191,662 shares of Common Stock, will be consummated upon and subject to receipt by BanPonce of the required approval of the Federal Reserve Board, which BanPonce expects to receive within 90 days after the date of the Debenture Purchase Agreement.

          The initial conversion price if $17.50 per share, subject to customary anti-dilution adjustments. The Debentures are convertible at any time before the close of business on December 1, 2005.

          The Debentures may be redeemed by the Company in whole or in part during each successive twelve-month period commencing on January 1, 2001, at redemption prices of 102%, 101 1/2%, 101%, and 100 1/2%, respectively, of the principal amount of the Debentures, and thereafter at par, plus in each case accrued interest to the redemption date.

          The Debenture Purchase Agreement also grants to BanPonce the non-transferable right (the "Right") to buy up to 200,000 shares of Common Stock at the conversion price applicable to the Debentures at any time and from time to time on or prior to June 30, 1999, that the Company takes action to issue additional shares of Common Stock, to the extent that, as a result of such issuance, the sum of (i) the shares of Common Stock into which the Debentures are convertible and (ii) the shares of Common Stock previously purchased by BanPonce upon exercise of the Right would be reduced to less than 5% of the fully diluted shares of Common Stock. In the event that less than $10,000,000 of the Debentures are issued, the 5% threshold shall be reduced proportionally. The Company has the option, instead of issuing additional shares of Common Stock upon exercise of the Right, to pay to BanPonce the difference between the price at which BanPonce has the right to purchase such shares and the market price of such shares at the time the Right is exercised. The Right expires upon the purchase of 90% or more of the outstanding Common Stock of the Company pursuant to a tender offer for all the outstanding shares of Common Stock or pursuant to certain merger or consolidation transactions involving the acquisition of the Company by a third party.

          The Debentures were not registered under the Securities Act of 1933 and neither the Debentures nor the shares of Common Stock issuable upon conversion of the Debentures or upon exercise of the Right may be sold absent registration under the Securities Act or the availability of an exemption from registration. Pursuant to the Debenture Purchase Agreement, BanPonce has the right to require the Company to register for resale under the Securities Act the Debentures, the shares of Common Stock into which the Debentures are convertible and the shares of Common Stock issuable upon the exercise of the Right, provided that at least $5,000,000 in principal amount of Debentures or 285,000 shares of Common Stock are requested to be registered. BanPonce also has the right to participate in any registration initiated by the Company.

          The Debenture Purchase Agreement contains various covenants by the Company, including (i) a limitation on the amount of dividends that may be paid or other distributions that may be made by the Company and its subsidiaries with respect to their capital stock and on the amount that may be used by the Company and its subsidiaries to repurchase or otherwise acquire or retire shares of their capital stock (generally 50% of their consolidated net income) and (ii) a prohibition on any merger or consolidation of the Company or any sale of all or substantially all the assets of the Company in which the surviving, resulting or transferee entity is unable to incur additional debt under the Debenture Purchase Agreement's formula debt limitation (which generally restricts the issuance, incurrence or assumption of debt (and, in the case of subsidiaries, preferred stock) if the Company's adjusted debt to equity ratio exceeds 10 to 1). The Debenture Purchase Agreement also provides that upon the sale or other disposition by certain members of the Levis family of shares of Common Stock representing 50% or more of the shares of Common Stock currently held by them, BanPonce will have the right to require the Company to repurchase at par 25% of the Debentures held by BanPonce at the time of such sale or disposition on each of the 6th, 12th, 18th and 24th monthly anniversaries of such sale or disposition. The Levis family currently owns 758,194 shares of Common Stock or shares convertible into Common Stock, representing approximately 10% of the equity of the Company.

          A copy of the Debenture Purchase Agreement is attached hereto as
Exhibit 1 and is incorporated herein by reference. The description of the Debenture Purchase Agreement and of the Debentures set forth herein is qualified in its entirety by reference to the full text thereof.

          Banco Popular de Puerto Rico, a wholly-owned subsidairy of BanPonce, has extended to the Company and to one of the Company's subsidiaries warehousing loan facilities in the amount of $10,000,000 each. In addition, BP Capital Markets, Inc., a wholly-owned subsidiary of BanPonce, enters into repurchase agreements with the Company and its subsidiaries in the ordinary course of business pursuant to which the Company and its subsidiaries may borrow presently up to $150,000,000.

          Except as described above, elsewhere in this Statement and in the documents described above, to BanPonce's knowledge (without having undertaken any investigation to this effect), there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

          Exhibit 1 - Debenture Purchase Agreement dated as of September 25, 1995, between First Financial Caribbean Corporation and BanPonce Corporation, including form of Debenture.

                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:     September 29, 1995


                                              BANPONCE CORPORATION



                                              By:/s/ David H. Chafey, Jr.
                                                 -------------------------------
                                              Name:  David H. Chafey, Jr.
                                              Title: Executive Vice President

------------------------------------------------------------------------------------------------------------------------------------
                                                 BanPonce Corporation - Directors


------------------------------------------------------------------------------------------------------------------------------------
   Name                         Residential Address                 Business Address                 Principal Present Occupation
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
   Ballester, Alfonso F.        McKinley Street #667-A,             PO Box 4548, San Juan,           President
                                Miramar, Santurce, PR 00907         Puerto Rico 00936
------------------------------------------------------------------------------------------------------------------------------------
   Bermudez, Juan J.            El Plaza Cond. Magdalena #          PO Box 1213, Hato Rey,           Partner
                                1214, Apt. #4, Condado, Puerto      Puerto Rico 00919
                                Rico  00907
-----------------------------------------------------------------------------------------------------------------------------------
   Carreras, Francisco J.       1 Street, C-16, Villas del          PO Box 362408, San Juan,         Professor
                                Pilar, Rio Piedras, Puerto Rico     Puerto Rico 00936-2408           Executive Director
                                00926
------------------------------------------------------------------------------------------------------------------------------------
   Carrion, Richard L.          (Refer to Executive Officers)
------------------------------------------------------------------------------------------------------------------------------------
   Del Valle Lopez, Waldemar    Generalife Street #12, La           Box 1429, Ponce, Puerto Rico     Attorney
                                Alhambra, Ponce, Puerto Rico        00733-1429
                                00731
------------------------------------------------------------------------------------------------------------------------------------
   Dubon, Jr., Luis E.          B-30 Ridgewood Drive, Torrimar,     Royal Bank Building, 9th         Attorney
                                Guaynabo, Puerto Rico 00966         Floor, Suite 900, Ponce de
                                                                    Leon Ave. #255, Hato Rey, PR
                                                                    00919
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                               BanPonce Corporation - Directors


------------------------------------------------------------------------------------------------------------------------------------
   Name                           Name and Title of Company                Citizenship
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
   Ballester, Alfonso F.          Ballester Hermanos (distribution)        U.S.
------------------------------------------------------------------------------------------------------------------------------------
   Bermudez, Juan J.              Bermudez & Longo (contractors)           U.S.
------------------------------------------------------------------------------------------------------------------------------------

   Carreras, Francisco J.         University of Puerto Rico                U.S.
                                  Fundacion Angel Ramos
------------------------------------------------------------------------------------------------------------------------------------
   Carrion, Richard L.
------------------------------------------------------------------------------------------------------------------------------------
   Del Valle Lopez, Waldemar      Parra del Valle, Frau                    U.S.
                                  & Limeres Law Firm
------------------------------------------------------------------------------------------------------------------------------------
   Dubon, Jr., Luis E.            Dubon & Dubon Law                        U.S.
                                  Firm
------------------------------------------------------------------------------------------------------------------------------------





  None of the above-mentioned Directors have ever been convicted of any crime, nor ever been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been reversed, suspended or vacated.


------------------------------------------------------------------------------------------------------------------------------------
                                                BanPonce Corporation - Directors


------------------------------------------------------------------------------------------------------------------------------------
   Name                       Residential Address                Business Address               Principal Present Occupation
====================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
   Ferre, Antonio Luis        Vista Linda Street # A-3, Urb.     PO Box 297, San Juan, Puerto   President and Editor
                              La Lomita, Guaynabo, Puerto        Rico 00902
                              Rico 00966
------------------------------------------------------------------------------------------------------------------------------------
   Gonzalez, Hector R.        Lindaraja Street #1, La            PO Box 204, Mercedita,         President and Chief Executive
                              Alhambra, Ponce, Puerto Rico       Puerto Rico 00715-0204         Officer
                              00731
------------------------------------------------------------------------------------------------------------------------------------
   Junquera, Jorge A.         (Refer to Executive Officers)
------------------------------------------------------------------------------------------------------------------------------------
   Mathias, Franklin, A.      L-6 Street, Villa Caparra,         N/A                            Retired
                              Guaynabo, Puerto Rico 00966
-----------------------------------------------------------------------------------------------------------------------------------
   Morales, Jr. Manuel        Palma Real Cond. Penthouse F,      PO Box 195434, San Juan,       President
                              Madrid Street #2, Santurce PR      Puerto Rico 00919-5434         President
                              00907
------------------------------------------------------------------------------------------------------------------------------------
   Paracchini, Alberto M.     Hoare Street #550, Miramar,        N/A                            Retired
                              Santurce, Puerto Rico 00907
------------------------------------------------------------------------------------------------------------------------------------
   Perez, Jr. Francisco       La Ranada Street ND-22, Mansion    Box 2632, San Juan, Puerto     Chairman of the Board and
                              del Norte, Rio Hondo, Bayamon,     Rico 00902                     President
                              Puerto Rico 00949
------------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                                   BanPonce Corporation - Directors


------------------------------------------------------------------------------------------------------------------------------------
   Name                                Name and Title of Company                     Citizenship
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
   Ferre, Antonio Luis                 El Nuevo Dia (newspaper)                      U.S.
------------------------------------------------------------------------------------------------------------------------------------
   Gonzalez, Hector R.                 TPC Communications of                         U.S.
                                       PR, Inc. and TelePonce
                                       Cable TV, Inc. (cable TV)
------------------------------------------------------------------------------------------------------------------------------------
   Junquera, Jorge A.
------------------------------------------------------------------------------------------------------------------------------------
   Mathias, Franklin, A.               N/A                                           U.S.
------------------------------------------------------------------------------------------------------------------------------------
   Morales, Jr. Manuel                 Selarom Capital Group, Inc. (consulting)
                                       Parkview Realty, Inc.
------------------------------------------------------------------------------------------------------------------------------------
   Paracchini, Alberto M.              N/A                                           U.S.
------------------------------------------------------------------------------------------------------------------------------------
   Perez, Jr. Francisco                Sucrs. Jose Lema &                            U.S.
                                       Co., Inc. (La Favorita) (retailing)
------------------------------------------------------------------------------------------------------------------------------------




  None of the above-mentioned Directors have ever been convicted of any crime, nor ever been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been reversed, suspended or vacated.

------------------------------------------------------------------------------------------------------------------------------------
                                                BanPonce Corporation - Directors

------------------------------------------------------------------------------------------------------------------------------------
       Name                          Residential Address                Business Address
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
       Rexach, Jr., Francisco M.     4 H 6 Street, Mansiones de         Box 1909, Carolina, Puerto
                                     Garden Hills, Guaynabo, Puerto     Rico 00966
                                     Rico 00966
------------------------------------------------------------------------------------------------------------------------------------
       Serralles, Felix J.           El Monte B-64, Ponce, Puerto       Box 93, Mercedita, Puerto
                                     Rico 00731                         Rico 00715
------------------------------------------------------------------------------------------------------------------------------------
       Venegas, Emilio Jose          Avenue H, # 418, Esq. 5, La        Marvesa Building, Of. 201,
                                     Rambla, Ponce, Puerto Rico         La Rambla, Ponce, Puerto
                                     00731                              Rico 00731
------------------------------------------------------------------------------------------------------------------------------------
       Vizcarrondo, Jr., Julio E.    Luchetti Street #1403, Apt. 7,     Diez de Andino Street #207,
                                     Condado, Puerto Rico 00907         Esq. Marginal Baldorioty de
                                                                        Castro, Santurce, Puerto
                                                                        Rico 00908
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
    Name                          Principal Present Occupation          Name and Title of Company                   Citizenship
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
    Rexach, Jr., Francisco M.     President                             Ready Mix Concrete, Inc.                    U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Serralles, Felix J.           President and Chief Executive         Empresas Serralles, Inc. (liquor)           U.S.
                                  Officer
------------------------------------------------------------------------------------------------------------------------------------
    Venegas, Emilio Jose          President                             Sanson Corporation (contractors)            U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Vizcarrondo, Jr., Julio E.    President/Partner and Chief           Desarrollos Metropolitanos,                 U.S.
                                  Executive Officer                     S.E., VMW Enterprises Corp. (contractors)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------




  None of the above-mentioned Directors have ever been convicted nor ever been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, judgment in such civil action or finding by the SEC has not been suspended or vacated.

------------------------------------------------------------------------------------------------------------------------------------
                                                       BanPonce Corporation - Executive Officers


------------------------------------------------------------------------------------------------------------------------------------
      Name                               Residential Address                   Business Address
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
      Carrion, Richard L.                Sol Street #112                       PO Box 362708, San Juan, Puerto
                                         San Juan, PR 00901                    Rico 00936-2708
------------------------------------------------------------------------------------------------------------------------------------
      Chafey, David H. Jr.               1 H5 Street Urb. Parques de San       PO Box 362708, San Juan, Puerto
                                         Ignacio, Rio Piedras, PR 00921        Rico 00936-2708
------------------------------------------------------------------------------------------------------------------------------------
      Jordan, Amilcar                    El Prado #68, Urb. Gran Vista,        PO Box 362708, San Juan, Puerto
                                         Gurabo, Puerto Rico 00778             Rico 00936-2708
------------------------------------------------------------------------------------------------------------------------------------
      Junquera, Jorge A.                 G-27 Street, Villa Caparra,           PO Box 362708, San Juan, Puerto
                                         Guaynabo, PR 00966                    Rico 00936-2708
------------------------------------------------------------------------------------------------------------------------------------
      Kesler, Larry B.                   Segovia Street 11-28, Urb.            PO Box 362708, San Juan, Puerto
                                         Torrimar, Guaynabo, Puerto Rico       Rico 00936-2708
                                         00657
------------------------------------------------------------------------------------------------------------------------------------
      Martin, Humberto                   Street 2 #30, Garden Hills            PO Box 362708, San Juan,
                                         Estate, Guaynabo, Puerto Rico         Puerto Rico 00936-2708
                                         00966
------------------------------------------------------------------------------------------------------------------------------------
      P. de Burckhart, Maria I.          Hernandez Street 650-C,               PO Box 362708, San Juan, Puerto
                                         Miramar, Santurce, PR 00907           Rico 00936-2708
------------------------------------------------------------------------------------------------------------------------------------
      Pinero, Emilio E.                  El Campeador Cond. Apt. 11-B,         PO Box 362708, San Juan, Puerto
                                         Cervantes Street #86 Esq.             Rico 00936-2708
                                         Luchetti, Condado PR  00907
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                      BanPonce Corporation - Executive Officers


------------------------------------------------------------------------------------------------------------------------------------
    Name                         Principal Present Occupation            Name and Title of Company                Citizenship
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
    Carrion, Richard L.          Chairman, President and CEO             BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Chafey, David H. Jr.         Executive Vice President                BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Jordan, Amilcar              Senior Vice President and               BanPonce Corporation                     U.S.
                                 Comptroller
------------------------------------------------------------------------------------------------------------------------------------
    Junquera, Jorge A.           Executive Vice President                BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Kesler, Larry B.             Executive Vice President                BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Martin, Humberto             Executive Vice President                BanPonce Corporation                     U.S..
------------------------------------------------------------------------------------------------------------------------------------
    P. de Burckhart, Maria I.    Executive Vice President                BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------
    Pinero, Emilio E.            Executive Vice President                BanPonce Corporation                     U.S.
------------------------------------------------------------------------------------------------------------------------------------




  None of the above-mentioned Directors have ever been convicted of any crime, nor ever been found by a court of competent jurisdiction in a civil action or by the SEC to have violated any federal or state securities law, and the judgment in such civil action or finding by the SEC has not been reversed, suspended or vacated.

                                EXHIBIT INDEX

     EXHIBIT NUMBER                          DOCUMENT                           SEQUENTIAL PAGE NUMBER
     --------------                          --------                           ----------------------
           1             Debenture Purchase Agreement dated as of
                         September 25, 1995, between First Financial
                         Caribbean Corporation and BanPonce Corporation,
                         including form of Debenture

                                                                   EXHIBIT 1


================================================================================





                    FIRST FINANCIAL CARIBBEAN CORPORATION


                                 $10,000,000

                8.25% CONVERTIBLE SUBORDINATED DEBENTURES DUE
                               JANUARY 1, 2006



                     ----------------------------------


                        DEBENTURE PURCHASE AGREEMENT


                       DATED AS OF SEPTEMBER 25, 1995


                     ----------------------------------






================================================================================

                               TABLE OF CONTENTS

                                                                                                                     PAGE
                                                                                                                     ----
ARTICLE 1        Definitions and Rules of Construction  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1

         SECTION 1.1.  Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
         SECTION 1.2.  Other Definitions. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         SECTION 1.3.  Rules of Construction. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12


ARTICLE 2        The Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12

         SECTION 2.1.  Form and Dating. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         SECTION 2.2.  Execution and Authentication.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         SECTION 2.3.  Registrar and Paying Agent.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         SECTION 2.4.  Paying Agent To Hold Money in Trust. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         SECTION 2.5.  Transfer and Exchange. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         SECTION 2.6.  Replacement Securities.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14


ARTICLE 3        Redemption . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14

         SECTION 3.1.  Selection of Securities To Be Redeemed.  . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         SECTION 3.2.  Notice of Redemption.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         SECTION 3.3.  Effect of Notice of Redemption.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         SECTION 3.4.  Deposit of Redemption Price. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         SECTION 3.5.  Securities Redeemed in Part. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15


ARTICLE 4        Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

         SECTION 4.1.  Payment of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         SECTION 4.2.  SEC Reports. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         SECTION 4.3.  Limitation on Debt.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         SECTION 4.4.  Limitation on Put Obligations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         SECTION 4.5.  Limitation on Restricted Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         SECTION 4.6.  Limitation on Secured Debt . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         SECTION 4.7.  Limitation on Sale and Leaseback
                         Transactions.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         SECTION 4.8.  Limitation on Sales of Assets and
                         Subsidiary Stock . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         SECTION 4.9.  Maintenance of Consolidated Tangible
                         Net Worth  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         SECTION 4.10. Maintenance of Minimum Debt Service
                         Coverage Ratio . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         SECTION 4.11. Limitation on Transactions with
                         Affiliates.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         SECTION 4.12. Limitation on Subordinated Debt
                         Ranking Senior to the Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         SECTION 4.13. Limitation on the Issuance or Transfer


                                                                                                                      PAGE
                                                                                                                      ----
                          of Capital Stock of Certain Subsidiaries. . . . . . . . . . . . . . . . . . . . . . . . . .  21
         SECTION 4.14. Line of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         SECTION 4.15. Significant Management Stock
                         Disposition.   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         SECTION 4.16. Source of Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         SECTION 4.17. Compliance Certificate . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
         SECTION 4.18. Further Instruments and Acts.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24


ARTICLE 5         Successor Company . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24

         SECTION 5.1.  When Company May Merge or Transfer
                         Assets.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24


ARTICLE 6         Defaults and Remedies . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25

         SECTION 6.1.  Events of Default. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         SECTION 6.2.  Acceleration.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         SECTION 6.3.  Other Remedies.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         SECTION 6.4.  Waiver of Past Defaults. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         SECTION 6.5.  Rights of Holders to Receive Payment.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         SECTION 6.6.  Waiver of Stay or Extension Laws.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27


ARTICLE 7         Amendments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28

         SECTION 7.1.  Amendment of Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         SECTION 7.2.  Revocation and Effect of Consents
                         and Waivers. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29
         SECTION 7.3.  Notation on or Exchange of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  29


ARTICLE 8         Subordination . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30

         SECTION 8.1.  Agreement to Subordinate.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         SECTION 8.2.  Liquidation, Dissolution, Bankruptcy.  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         SECTION 8.3.  Default on Senior Debt.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         SECTION 8.4.  Acceleration of Payment of Securities. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         SECTION 8.5.  When Distribution Must Be Paid Over. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         SECTION 8.6.  Subrogation. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         SECTION 8.7.  Relative Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         SECTION 8.8.  Subordination May Not Be Impaired by
                         Company  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         SECTION 8.9.  Rights of Paying Agent.    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
         SECTION 8.10. Distribution or Notice to
                         Representative . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         SECTION 8.11.  Article 8 Not To Prevent Events of


                                                                                                                      PAGE
                                                                                                                      ----
                          Default or Limit Right To Accelerate  . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         SECTION 8.12.  Securityholders Entitled to Rely. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         SECTION 8.13.  Reliance by Holders of Senior Debt
                          on Subordination Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
         SECTION 8.14.  Proof of Claims . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34


ARTICLE 9        Conversion   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

         SECTION 9.1.  Reservation, Listing and Issuance of
                         Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34
         SECTION 9.2.  Adjustments of Conversion Price and
                         Number of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  34

ARTICLE 10       Registration Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44

         SECTION 10.1.  Registration of Securities and Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . .  44


ARTICLE 11       Right to Purchase Additional Shares. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53

         SECTION 11.1.  Right to Purchase Additional Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  53
         SECTION 11.2.  Registration Rights and Certain
                          Other Matters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  54


ARTICLE 12       Representations and Warranties . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55

         SECTION 12.1.  Corporate Existence; Compliance with
                          Law and Contractual Obligations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         SECTION 12.2.  Corporate Power; Authorization; Enforceable Obligations . . . . . . . . . . . . . . . . . . .  55
         SECTION 12.3.  No Legal or Contractual Bar . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         SECTION 12.4.  Financial Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  55
         SECTION 12.5.  No Material Litigation  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  56
         SECTION 12.6.  Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         SECTION 12.7.  Investment Company Act  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         SECTION 12.8.  Subsidiaries  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         SECTION 12.9.  Use of Proceeds . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         SECTION 12.10. ERISA   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  57
         SECTION 12.11. Agency Approvals  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  58
         SECTION 12.12. Solvency  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59


                                                                                                                      PAGE
                                                                                                                      ----
ARTICLE 13       Conditions Precedent . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59

         SECTION 13.1.  Conditions Precedent to Initial Sale  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  59
         SECTION 13.2.  Conditions Precedent to Subsequent Sale . . . . . . . . . . . . . . . . . . . . . . . . . . .  60


ARTICLE 14       Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61

         SECTION 14.1.  Notices.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  61
         SECTION 14.2.  Statements or Opinion.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
         SECTION 14.3.  When Treasury Securities Disregarded. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
         SECTION 14.4.  Legal Holidays. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  62
         SECTION 14.5.  Governing Law.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         SECTION 14.6.  Successors. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         SECTION 14.7.  Multiple Originals. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         SECTION 14.8.  Table of Contents; Headings.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         SECTION 14.9.  Representations and Covenants by
                          BanPonce. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63
         SECTION 14.10  Survival of Certain Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  63





EXHIBIT A  FORM OF SECURITY

SCHEDULE 12.5  Socorro Milagros Rivera  v.
               Doral Mortgage Corporation and Manuel Vargas

                              DEBENTURE PURCHASE AGREEMENT dated as of September
                      25, 1995, between FIRST FINANCIAL CARIBBEAN CORPORATION, a Puerto Rico corporation (the "Company"), and BANPONCE CORPORATION, a Puerto Rico corporation ("BanPonce").


         On the basis of the representations, warranties and covenants and subject to the conditions contained herein, BanPonce hereby agrees to purchase from the Company, and the Company hereby agrees to issue and sell to BanPonce, $10,000,000 aggregate principal amount of the Company's 8.25% Convertible Subordinated Debentures due January 1, 2006 (the "Securities") at a price per Security equal to its par value.

         The closing of the sale of Securities in an aggregate principal amount of $6,645,905, convertible (at the Conversion Price specified in paragraph 9 of the Securities) into 379,766 shares of common stock of the Company, representing 4.99% of the sum of (i) the shares of common stock of the Company outstanding on the date hereof, which the Company hereby represents to be 7,215,570 shares, plus (ii) such 379,766 shares of common stock, shall be held on the date hereof.

         The closing of the sale of the remaining Securities shall be held on a date mutually agreed by the parties, which shall be no later than 10 Business Days (as defined below) after the condition specified in Section 13.2(b) is met. If such condition is not met on or before 90 days after the date hereof, the agreement to purchase and sell such remaining Securities shall terminate.

         Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders (as defined below) of the Securities (except for Article 11 and Sections 4.14 and 4.16, which are for the exclusive benefit of BanPonce):

                                   ARTICLE 1

                     DEFINITIONS AND RULES OF CONSTRUCTION

         SECTION 1.1.  DEFINITIONS.

         "Act" means the Securities Act of 1933, as amended, or any similar federal statute then in effect.

         "Adjusted Consolidated Debt" means, at any date, the remainder of (i) the sum of (A) the total Debt of the Company and its Subsidiaries on a consolidated basis, but including any Debt of the Company to Doral Federal or any Subsidiary of Doral Federal and excluding any Debt of Doral Federal and any Subsidiary of Doral Federal, plus
(B) the aggregate liquidation preference of all outstanding shares of Preferred Stock of the Company's Subsidiaries (other than Doral Federal and its Subsidiaries) minus (ii) to the extent reflected in (i), the Debt of the Company and its Subsidiaries (other than Doral Federal and its Subsidiaries) evidenced by Eligible Repurchase Agreements.

         "Affiliate" means (i) any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company or any Subsidiary; (ii) any spouse, immediate family member or other relative who has the same principal residence as any person described in clause (i) above or clause (iv) below; (iii) any corporation, trust or other organization or entity of which persons described in clauses (i) or (ii) above individually or collectively own more than 10% of the equity or other beneficial or ownership interests; and (iv) any person who is a director or officer of the Company or any Subsidiary or of any person described in clause (i) or (iii) above. For purposes of this definition (1) control of a person means the power, direct or indirect, to direct or cause the direction of the management and policies of such person, whether by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing; and (2) beneficial ownership of 10% or more of the voting common equity (on a fully diluted basis assuming conversion of all outstanding securities convertible into voting stock, whether or not currently convertible, and the exercise of all outstanding options, warrants and other rights to purchase voting stock, whether or not currently exercisable) of a person shall be deemed to be control of such person.

         "Agreement" means this Agreement as amended or supplemented from time to time.

         "Asset Disposition" means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) of shares of Capital Stock of a Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Subsidiaries (other than (i) a disposition by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary, (ii) a disposition of property or assets (including, without limitation, mortgage-backed securities, mortgage servicing rights and mortgage servicing rights contracts, and mortgage loans, with or without servicing released) at fair market value in the ordinary course of business, (iii) a disposition of obsolete assets in the ordinary course of business and (iv) a disposition subject to

Section 4.7), including any disposition by means of a merger, consolidation or similar transaction.

         "Average Life" means, as of the date of determination, with respect to any Debt, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Debt multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

         "Bank Debt" means any and all amounts payable under the Credit Agreement dated June 30, 1995, between the Company, Doral, the lenders party thereto and Bankers Trust Company, as Agent, as amended or supplemented from time to time, or, after the termination of such Credit Agreement, any single other Debt of the Company, governed by a single agreement or instrument, designated by the Company as the "Bank Debt" hereunder.

         "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

         "Business Day" means each day which is not a Legal Holiday.

         "Capital Lease Obligation" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

         "Capital Stock" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock, including any Preferred Stock.

         "Code" means the Internal Revenue Code of 1986, as amended from time to time.

         "Company" means the party named as such in this Agreement until a successor replaces it and, thereafter, includes the successor.

         "Consolidated Net Income" means, for any period, the net income of the Company and its consolidated subsidiaries determined on a consolidated basis in accordance with GAAP;

provided, however, that there shall not be included in such Consolidated Net Income

                      (i) any net income of any person if such person is not a Subsidiary, except that (A) the Company's equity in the net income of any such person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such person during such period to the Company or a Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Subsidiary, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of any such person for such period shall be included in determining such Consolidated Net Income;

                      (ii) any net income of any person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;

                    (iii) except for purposes of Section 4.10, any net income of any Subsidiary if such Subsidiary is subject to restrictions (other than the giving of any notice) on the payment of dividends or the making of distributions by such Subsidiary to the Company, except that
         (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that was or could have been actually distributed by such Subsidiary during such period to the Company or another Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income;

                      (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Subsidiary; and

                       (v) the cumulative effect of a change in accounting principles.

         "Consolidated Net Worth" of any person means the total of the amounts shown on the balance sheet of such person and its consolidated subsidiaries, determined on a consolidated basis in accordance with GAAP, as (i) the par or stated value of all outstanding Capital Stock of such person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to Redeemable Stock and (C) any amounts attributable to Exchangeable Stock.

         "Consolidated Tangible Net Worth" of a person means the Consolidated Net Worth of such person less the net book value of all Intangible Assets of such person and its consolidated subsidiaries.

         "Contractual Obligation" shall mean, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or undertaking to which such Person is a party or by which it or any of its property is bound.

         "Conversion Price" means the price payable for Shares upon conversion of a Security, set forth in paragraph 9 of the Securities, as such price may be adjusted from time to time pursuant to Section 9.2.

         "Debt" of any person means, without duplication,

                      (i)   the principal of and premium (if any) in respect of
         (A) indebtedness of such person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such person is responsible or liable;

                     (ii)   all Capital Lease Obligations of such person;

                    (iii) all obligations of such person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all obligations under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

                     (iv) all obligations of such person issued or contracted for as payment in consideration of the purchase by such person of the stock or substantially all of the assets of other persons or a merger or consolidation to which such person was a party;

                      (v)   all obligations of such person for the
         reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i), (ii),

         (iii) and (iv) above) entered into in the ordinary course of business of such person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third Business Day following receipt by such person of a demand for reimbursement following payment on the letter of credit);

                      (vi) the net exposure of such person with any single person under Interest Rate Protection Agreements with such person;

                     (vii) all obligations of such person under repurchase agreements or put agreements (pursuant to which such person is obligated to repurchase securities from a third party) to the extent such obligations constitute indebtedness under GAAP;

                    (viii)  all obligations of the type referred to in clauses
         (i) through (vii) of other persons and all dividends of other persons for the payment of which, in either case, such person is responsible or liable as obligor, guarantor or otherwise; and

                      (ix)  all obligations of the type referred to in clauses
         (i) through (viii) of other persons secured by any Lien on any property or asset of such person (whether or not such obligation is assumed by such person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured;

but excluding contingent recourse obligations or contingent recourse liabilities related to the Company's mortgage servicing portfolio or mortgage servicing rights of the Company and its Subsidiaries and obligations as a servicer under mortgage servicing agreements to make advances on mortgage loans in advance of receipt of payment from the underlying obligors.

         "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

         "Doral" means Doral Mortgage Corporation, a Puerto Rico corporation.

         "Doral Federal" means Doral Federal Savings Bank, a federal savings bank organized under the laws of the United States.

         "Eligible Repurchase Agreement" means a repurchase obligation relating to (i) direct obligations of, or obligations fully guaranteed as to timely payment by, the United States of

America or any agency or instrumentality of the United States of America the obligations of which are backed by the full faith and credit of the United States of America, (ii) any Mortgage Security, or (iii) direct obligations of, or obligations fully guaranteed as to timely payment by, FNMA or FHLMC, in the case of (ii) and (iii) only if, at the time at which such repurchase obligation is incurred, they are assigned the highest credit rating by the rating agency rating the Securities (or, if the Securities or not then rated, by any nationally recognized securities rating entity).

         "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute then in effect.

         "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock or Redeemable Stock).

         "Expiration Date" has the meaning set forth in paragraph 9 of the Securities.

         "FHLMC" means the Federal Home Loan Mortgage Corporation.

         "FNMA" means the Federal National Mortgage Association.

         "GAAP" shall mean generally accepted accounting principles in the United States of America in effect from time to time.

         "GNMA" means the Government National Mortgage Association.

         "Governmental Authority" shall mean any nation or government, any state, commonwealth or other political subdivision or instrumentality thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

         "Holder" or "Securityholder" means the person in whose name a Security is registered on the Registrar's books.

         "Intangible Assets" of a person means the amount of all unamortized debt discount and expense, unamortized deferred charges, goodwill, patents, trademarks, service marks, trade names, copyrights, organization and developmental expenses and other similar items which are included on a balance sheet of such person in accordance with GAAP.

         "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect the Company or any Subsidiary against fluctuations in interest rates.

         "Levis Family" means (i) Salomon Levis, David Levis, Zoila Levis, Mario Samuel Levis and Aidiliza Levis, (ii) the spouses and lineal descendants of the persons identified in (i), (iii) any trust for the exclusive benefit of persons identified in (i) or (ii), and (iv) any corporation or other entity at least 75% of the equity or other ownership interests of which are owned by persons or entities identified in (i), (ii) or (iii).

         "Lien" means any mortgage, pledge, security interest, conditional sale or other title retention agreement or other similar lien.

         "Majority Holders" means the Holders of Securities representing in the aggregate a majority in aggregate outstanding principal amount of the Securities.

         "Material Adverse Effect" shall mean a material adverse effect with respect to (a) the business, operations or financial condition of the Company or Doral, (b) the ability of the Company to pay and perform its obligations hereunder and under the Securities, or (c) the validity or enforceability of this Agreement or the Securities or the rights and remedies of the Holders hereunder or thereunder.

         "Material Amount" means, at any time, ten percent (10%) of the Company's consolidated stockholders' equity, as set forth in the most recent annual or quarterly financial statements of the Company delivered to the Holders.

         "Mortgage Security" means any security (including, without limitation, any participation certificate) guaranteed by GNMA or issued by FNMA or FLHMC.

         "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

         "Non-Convertible Capital Stock" means, with respect to any corporation, any nonconvertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into nonconvertible common stock of such corporation; provided, however, that Non-Convertible Capital Stock shall not include any Redeemable Stock or Exchangeable Stock.

         "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

         "Officers' Certificate" means a certificate signed by two Officers.

         "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Holders. The counsel may be an employee of or counsel to the Company.

         "Pari passu", as applied to the ranking of any Debt of a Person in relation to other Debt of such Person, means that each such Debt either (i) is not subordinated in right of payment to any Debt or (ii) is subordinate in right of payment to the same Debt as is the other, and is so subordinate to the same extent, and is not subordinate in right of payment to each other or to any Debt as to which the other is not so subordinate.

         "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

         "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

         "Principal" of a Security means the principal of the Security plus the premium, if any, payable on the Security which is due or overdue or is to become due at the relevant time.

         "Redeemable Stock" means any Capital Stock that by its terms or otherwise is required to be redeemed prior to the first anniversary of the Stated Maturity of the Securities or is redeemable at the option of the holder thereof at any time prior to the first anniversary of the Stated Maturity of the Securities.

         "Representative" means the trustee, agent or representative, if any, for an issue of Senior Debt.

         "Requirements of Law" shall mean, as to any Person, the Articles or Certificate of Incorporation and By-laws or other organizational or governing documents of such Person, any law, treaty, rule or regulation, and any final and binding determination of an arbitrator or determination of a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

         "Shares" means shares of common stock of the Company issuable upon conversion of the Securities.

         "SEC" means the Securities and Exchange Commission or any successor to such entity's functions.

         "Secured Debt" means any Debt of the Company or a Subsidiary secured by a Lien on any property or assets of the Company or a Subsidiary.

         "Securities" means the Securities issued under this Agreement.

         "Senior Debt" means all Debt of the Company unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Debt is not superior in right of payment to the Securities; provided, however, that Senior Debt shall not be deemed to include
(1) any obligation of the Company to any Subsidiary, (2) any liability for Federal, state, local or other taxes owed or owing by the Company, (3) any accounts payable or other liability to trade creditors arising in the ordinary course of business or (4) any indebtedness, guarantee or obligation of the Company which is subordinate or junior in any respect to any other indebtedness, guarantee or obligation of the Company.

         "Significant Management Stock Disposition" means any transfer or other disposition of Capital Stock of the Company (including by merger or consolidation) that results in members of the Levis Family owning in the aggregate fewer than 379,097 shares of common stock of the Company or shares of Capital Stock convertible into common stock of the Company (or such other number of shares of common stock of the Company resulting from the subdivision or combination of such shares after the date hereof), at any time prior to the third anniversary of the date hereof.

         "Significant Subsidiary" means (i) any domestic Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 3% of the Company's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 3% of the Company's total revenues on a consolidated basis for such period,

(ii) any foreign Subsidiary of the Company which at the time of determination either (A) had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, constituted at least 5% of the Company's total assets on a consolidated basis as of such date, or (B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which constituted at least 5% of the Company's total revenues on a consolidated basis for such period, or (iii) any group of Subsidiaries which, if merged into each other, would at the time of determination (A) have had assets which, as of the date of the Company's most recent quarterly consolidated balance sheet, would have constituted at least 10% of the Company's total assets on a consolidated basis as of such date, or
(B) had revenues for the 12-month period ending on the date of the Company's most recent quarterly consolidated statement of income which would have constituted at least 10% of the Company's total revenues on a consolidated basis for such period (each such determination being made in accordance with GAAP).

         "Stated maturity", when used with respect to any security or any installment of interest thereon, means the date specified in such security as the fixed date on which the principal of such security or such installment of interest is due and payable.

         "Subordinated Obligation" means (i) any Debt of the Company subordinate to the Securities and (ii) any Preferred Stock of the Company.

         "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries or (iii) one or more Subsidiaries.

         "Wholly Owned Subsidiary" means a Subsidiary (i) all the Capital Stock of which (other than non-voting non-convertible Preferred Stock) is owned by the Company or one or more Wholly Owned Subsidiaries; and (ii) all the non-voting, non-convertible Preferred Stock of which is owned by the Company, one or more Wholly Owned Subsidiaries, or persons or entities that are not otherwise Affiliates of the Company.

         SECTION 1.2.   OTHER DEFINITIONS.

                                                                                                  DEFINED
                                          TERM                                                  IN SECTION
                                          ----                                                  ----------

         "Bankruptcy Law" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             6.1
         "Custodian"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             6.1
         "Event of Default" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             6.1
         "issue"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4.3
         "Legal Holiday"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .            14.4
         "Paying Agent" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2.3
         "Payment Notice" . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             8.3
         "Registrar"  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             2.3
         "Restricted Payment" . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             4.5

         SECTION 1.3. RULES OF CONSTRUCTION. Unless the context otherwise requires:

                 (1)      a term has the meaning assigned to it;

                 (2) an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

                 (3)      "or" is not exclusive;

                 (4)      "including" means including, without limitation; and

                 (5) words in the singular include the plural and words in the plural include the singular.

                                  ARTICLE 2

                                THE SECURITIES

         SECTION 2.1. FORM AND DATING. The Securities shall be substantially in the form of Exhibit A, which is hereby incorporated in and expressly made a part of this Agreement. The Securities may have notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject, if any, or usage (provided that any such notation, legend or endorsement is in a form acceptable to the Company). Each Security shall be dated the date of its issuance. The terms of the Securities set forth in Exhibit A are part of the terms of this Agreement and are incorporated herein by reference as if fully set forth herein.

         SECTION 2.2. EXECUTION AND AUTHENTICATION. Two Officers shall sign the Securities for the Company by manual or facsimile signature. The Company's seal shall be impressed, affixed, imprinted or reproduced on the Securities and may be in facsimile form. If an Officer whose signature is on a Security no longer holds that office at the time the Security is issued, the Security shall be valid nevertheless.

         SECTION 2.3. REGISTRAR AND PAYING AGENT. The Company shall maintain an office or agency where Securities may be presented for registration of transfer or for exchange (the "Registrar") and an office or agency where Securities may be presented for payment (the "Paying Agent"). The Registrar shall keep a register of the Securities and of their transfer and exchange.
The Company may have one or more coregistrars and one or more additional paying agents. The term "Paying Agent" includes any additional paying agent.

         The Company shall enter into an appropriate agency agreement with any Registrar, Paying Agent or coregistrar not a party to this Agreement. The agreement shall implement the provisions of this Agreement that relate to such agent. The Company shall notify the Holders of the name and address of any such agent. The Company or any Subsidiary or Affiliate may itself act as Paying Agent, Registrar, coregistrar or transfer agent.

         The Company will initially act as Registrar and Paying Agent in connection with the Securities.

         SECTION 2.4. PAYING AGENT TO HOLD MONEY IN TRUST. Prior to each due date of the principal and interest on any Security, the Company shall deposit with the Paying Agent a sum sufficient to pay such principal and interest when so becoming due. The Company shall require each Paying Agent to agree in writing that the Paying Agent shall hold in trust for the benefit of Securityholders all money held by the Paying Agent for the payment of principal of or interest on the Securities and shall notify the Holders of any default by the Company in making any such payment. If the Company or a Subsidiary acts as Paying Agent, it shall segregate the money held by it as Paying Agent.

         SECTION 2.5. TRANSFER AND EXCHANGE. The Securities shall be issued in registered form without coupons in denominations of $5,000 and integral multiples thereof and shall be transferable only upon the surrender of a Security for registration of transfer. When a Security is presented to the Registrar or a coregistrar with a request to register a transfer, the Registrar shall register the transfer as requested if the requirements of applicable law are met. When Securities are presented to the Registrar or a coregistrar with a request to exchange them for an equal principal amount of Securities of other denominations, the Registrar shall make the exchange as requested if the same requirements are met. To permit registration of transfers and exchanges, the Company shall execute Securities at the Registrar's or coregistrar's request. The Company may require payment of a sum sufficient to pay all taxes, assessments or other governmental charges.

         Prior to the due presentation for registration of transfer of any Security, the Company, the Paying Agent, the Registrar or any coregistrar may deem and treat the person in whose name a Security is registered as the absolute owner of such Security for the purpose of receiving payment of principal of and interest on such Security and for all other purposes whatsoever, and none of the Company, the Paying Agent, the Registrar or any coregistrar shall be affected by notice to the contrary.

         SECTION 2.6. REPLACEMENT SECURITIES. If a mutilated Security is surrendered to the Registrar or if the Holder of a Security claims that the Security has been lost, destroyed or wrongfully taken, the Company shall issue a replacement Security if the requirements of applicable law are met. If required by the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company to protect the Company, the Paying Agent, the Registrar and any coregistrar from any loss which any of them may suffer if a Security is replaced.

         Every replacement Security is an additional obligation of the Company.

                                   ARTICLE 3

                                   REDEMPTION

         SECTION 3.1. SELECTION OF SECURITIES TO BE REDEEMED. If fewer than all the Securities are to be redeemed, the Securities shall be redeemed pro rata on the basis of the outstanding principal amount of each Security.

         SECTION 3.2. NOTICE OF REDEMPTION. At least 30 days but not more than 60 days before a date for redemption of Securities, the Company shall mail a notice of redemption by first-class mail to each Holder of Securities to be redeemed.

         The notice shall identify the Securities to be redeemed and shall state:

                 (1)      the redemption date;

                 (2)      the redemption price;

                 (3)      the name and address of the Paying Agent;

                 (4) that Securities called for redemption must be surrendered to the Paying Agent to collect the redemption price;

                 (5) if fewer than all the outstanding Securities are to be redeemed, the identification and principal amounts of the particular Securities to be redeemed; and

                 (6) that, unless the Company defaults in making such redemption payment or the Paying Agent is prohibited from making such payment pursuant to the terms hereof (including but not limited to Article 8 hereof), interest on Securities (or portions thereof) called for redemption ceases to accrue on and after the redemption date.

         SECTION 3.3. EFFECT OF NOTICE OF REDEMPTION. Once notice of redemption is mailed, the Securities (or portions thereof) called for redemption become due and payable on the redemption date and at the redemption price stated in the notice, subject, however, to the Holders' conversion rights under Article 9 hereof and paragraph 9 of the Securities. Upon surrender to the Paying Agent, such Securities (or portions thereof) shall be paid at the redemption price stated in the notice, plus accrued interest to the redemption date.

         SECTION 3.4. DEPOSIT OF REDEMPTION PRICE. Prior to the redemption date, the Company shall deposit with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) money sufficient to pay the redemption price of and accrued interest on all Securities (or portions thereof) to be redeemed on that date.

         SECTION 3.5. SECURITIES REDEEMED IN PART. Upon surrender of a Security that is redeemed in part, the Company shall execute for the Holder (at the Company's expense) a new Security equal in principal amount to the unredeemed portion of the Security surrendered.

                                   ARTICLE 4

                                   COVENANTS

         SECTION 4.1. PAYMENT OF SECURITIES. The Company shall promptly pay the principal of and interest on the Securities on the dates and in the manner provided in the Securities and in this Agreement. Principal and interest shall be considered paid on the date due if on such date the Paying Agent holds in accordance with this Agreement money sufficient to pay all principal and interest then due and the Paying Agent is not prohibited from paying such money to the Securityholders on that date pursuant to the terms of this Agreement (including but not limited to Article 8 hereof).

         SECTION 4.2. SEC REPORTS. The Company shall provide Securityholders within 10 days after it files them with the SEC copies of its annual report and of the information, documents and other reports which the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. In the event the Company is at any time no longer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, it shall continue to provide the Securityholders with reports containing substantially the same information as would have been required to be filed with the SEC had the Company continued to have been subject to such reporting requirements. In such event, such reports shall be provided at the times the Company would have been required to provide reports had it continued to have been subject to such reporting requirements.

         SECTION 4.3. LIMITATION ON DEBT. (a) The Company shall not issue, assume, incur or otherwise become liable for (collectively, "issue"), directly or indirectly, any Debt, and shall not permit any of its Subsidiaries to issue any Debt or Preferred Stock, unless the ratio of (1) Adjusted Consolidated Debt of the Company and its Subsidiaries to (2) the remainder of (x) the Consolidated Tangible Net Worth of the Company and its Subsidiaries (excluding Doral Federal and its Subsidiaries) minus (y) the product of 0.03 times the aggregate outstanding amount of Debt represented by Eligible Repurchase Agreements as of the end of the fiscal quarter immediately preceding the issuance of such Debt or Preferred Stock is less than or equal to 10.0 to 1.0 (as shown by a pro forma consolidated balance sheet of the Company and its Subsidiaries, other than Doral Federal and its Subsidiaries, as of the end of the most recent fiscal quarter ending at least 30 days prior to the issuance of such Debt or Preferred Stock after giving effect to (i) the issuance of such Debt or Preferred Stock and (if applicable) the application of the net proceeds thereof to refinance other Debt or Preferred Stock as if such Debt or Preferred Stock was issued and the application of such proceeds occurred as of the end of such quarter, (ii) the issuance and retirement of any other Debt since the last day of the most recent fiscal quarter as if such Debt was issued or retired on such date, (iii) the acquisition of any company or business acquired by the Company since the last day of such quarter, including any acquisition which will be consummated contemporaneously with the issuance of such Debt or Preferred Stock, as if such acquisition occurred on such date and (iv) any Asset Disposition effected since the last day of such quarter as if such Asset Disposition occurred on such date).

         (b) Notwithstanding Section 4.3(a), the Company and the Subsidiaries may issue, directly or indirectly, the following Debt or Preferred
Stock:

                 (1) Debt of the Company or of any Wholly Owned Subsidiary owed to and held by a Wholly Owned Subsidiary (the "creditor"); provided, however, that any subsequent issuance or transfer of any Capital Stock or other action that results in any such creditor ceasing to be a Wholly Owned Subsidiary or any transfer of such Debt shall be deemed for the purposes of this Section to constitute the issuance of such Debt by the Company;

                 (2) Debt of a Wholly Owned Subsidiary owed to and held by the Company;

                 (3) drafts payable for payrolls and expenses incurred in the ordinary course of business consistent with past practices;

                 (4) endorsements of negotiable instruments for deposit or collection in the ordinary course of business;

                 (5) Debt represented by Capital Lease Obligations; provided that the aggregate principal amount of Debt permitted under this paragraph (5), together with the aggregate principal amount of Debt permitted by paragraph (6) of this Section 4.3(b), may not exceed $10,000,000 at any one time outstanding;

                 (6) Debt issued to finance the purchase price of any assets acquired by the Company and its Subsidiaries; provided, however, that (i) such Debt shall be issued and any Lien securing such Debt shall be created within 90 days of such acquisition of such assets and (ii) such Debt shall not be secured by a Lien on any other assets; provided further, however, that the aggregate amount of such Debt, together with the aggregate principal amount of Debt permitted by paragraph (5) of this Section 4.3(b), may not exceed $10,000,000 at any one time outstanding; and

                 (7) Preferred Stock of Subsidiaries having an aggregate liquidation preference at any one time of not more than $10,000,000.

         SECTION 4.4. LIMITATION ON PUT OBLIGATIONS. If (i) the Company sells mortgage-backed securities or mortgage loans and the terms of such sale obligate the Company to repurchase (whether conditionally or unconditionally) such mortgage-backed securities or mortgage loans (excluding any retained recourse obligations related to the Company's mortgage servicing portfolio) and (ii) the then aggregate amount of all such repurchase obligations of the Company (in connection with the contemplated transaction and all previous transactions) exceeds $300,000,000, then the Company shall give notice thereof to the Holders within five (5) Business Days of such sale. Notwithstanding the foregoing, the Company shall obtain the prior written consent of the Majority Holders before entering into any of the transactions described in the preceding sentence if, in the reasonable judgment of the management of the Company, such transaction (or the aggregate of such transaction with all previous transactions for which obligations still exist) could result in a decrease in the Company's Consolidated Tangible Net Worth by a Material Amount.

         SECTION 4.5. LIMITATION ON RESTRICTED PAYMENTS. (a) The Company shall not, and shall not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution on its Capital Stock or to the direct or indirect holders of its Capital Stock (except dividends or distributions payable solely in its Non-Convertible Capital Stock or in options, warrants or other rights to purchase its Non-Convertible Capital Stock and except dividends or distributions payable to the Company or payable by any entity (other than the Company) to a Wholly Owned Subsidiary), (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, of any direct or indirect parent of the Company or of any Affiliate of the Company (other than a Wholly Owned Subsidiary), (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment any Subordinated Obligations or (iv) make any loan or advance to, acquire any Capital Stock, equity interest, obligation or other security of, or make any capital contribution to, or otherwise invest in, any Affiliate of the Company (other than a Wholly Owned Subsidiary or a person which will become a Wholly Owned Subsidiary as a result of any such acquisition of Capital Stock) (any such dividend, distribution, purchase, redemption, repurchase, defeasance or other acquisition, retirement, loan, advance, contribution or other investment being hereinafter referred to as a "Restricted Payment") if at the time the Company or such Subsidiary makes such Restricted Payment:

                 (1) a Default shall have occurred and is continuing (or would result therefrom); or

                 (2) the aggregate amount of such Restricted Payment and all other Restricted Payments since June 1, 1995, would exceed the sum of:

                          (a) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from June 1, 1995, to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, 100% of such deficit expressed as a negative number), computed on a cumulative basis for such period;

                          (b) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than to a Subsidiary or an employee stock ownership plan, and other than any Redeemable Stock or Exchangeable Stock) subsequent to June 1, 1995; and

                          (c)     $20,000,000.

         (b)     The provisions of Section 4.5(a) shall not prohibit:

                       (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Redeemable Stock or Exchangeable Stock); provided, however, that (A) such purchase of redemption shall be excluded in the calculation of the amount of Restricted Payments and
         (B) the Net Cash Proceeds from such sale shall be excluded from clause (2)(b) of Section 4.5(a);

                      (ii) the purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Debt of the Company in an aggregate principal amount not exceeding the aggregate outstanding principal amount of the Subordinated Obligations so exchanged, purchased or redeemed; provided, however, that such Debt
         (A) shall be subordinated to the Securities to at least the same extent as the Subordinated Obligations so exchanged, purchased or redeemed, (B) shall have a Stated Maturity later than or equal to the Stated Maturity of the Subordinated Obligations so exchanged, purchased or redeemed, and (C) shall have an Average Life greater than or equal to the remaining Average Life of the Subordinated Obligations so exchanged, purchased or redeemed; provided further, however, that such purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments; and

                    (iii) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this Section; provided, however, that at the time of payment of such dividend, no Default shall have occurred and be continuing (or result therefrom).

         SECTION 4.6. LIMITATION ON SECURED DEBT. The Company shall not issue, assume, incur or otherwise become liable for, directly or indirectly, any Secured Debt that is subordinated to any other Debt of the Company unless contemporaneously therewith effective provision is made to secure the Securities equally and ratably with such Secured Debt for so long as such Secured Debt is secured by a Lien.

         SECTION 4.7. LIMITATION ON SALE AND LEASEBACK TRANSACTIONS. The Company shall not, and shall not permit any Subsidiary to, enter into any arrangement with any person providing for the leasing by the Company or any Subsidiary of any real or tangible personal property (except for leases for a term of not more than one year or between the Company and a Wholly Owned Subsidiary or between Wholly Owned Subsidiaries), which property has been or is to be sold or transferred by the Company or such Subsidiary to such person in contemplation of such leasing, unless the Company or such Subsidiary would be entitled to create a Lien on such property without equally and ratably securing the Securities pursuant to Section 4.6.

         SECTION 4.8. LIMITATION ON SALES OF ASSETS AND SUBSIDIARY STOCK. The Company shall not, and shall not permit any Subsidiary to, effect any Asset Disposition unless the properties, assets, stock or ownership interest conveyed are conveyed for a consideration at least equal to the fair value thereof (as determined by the Board of Directors). The restrictions contained in this Section shall not apply to or prevent the consolidation or merger of a Wholly Owned Subsidiary with, or a conveyance or transfer of its properties and assets as an entirety or substantially as an entirety to, the Company or another then existing Wholly Owned Subsidiary. The restrictions contained in this Section shall not apply to any transaction or series of related transactions involving less than $1,000,000.

         SECTION 4.9. MAINTENANCE OF CONSOLIDATED TANGIBLE NET WORTH. The Company shall not permit its Consolidated Tangible Net Worth to be less than $70,000,000.

         SECTION 4.10. MAINTENANCE OF MINIMUM DEBT SERVICE COVERAGE RATIO. The Company shall not permit its ratio of Consolidated Net Income plus depreciation, amortization and other non-cash expenses to Funded Debt Service (as defined below) for each 12-month period ending on the last day of each of its fiscal quarters to be less than 1.15 to 1.00. For purposes of this definition, "Funded Debt Service" as of the end of any fiscal quarter means the sum of (i) scheduled payments of interest and principal due on any Debt of the Company or any Subsidiary (excluding for this purpose deposits) having an original term of one year or more (other than Debt owed to the Company or any Wholly Owned Subsidiary) during the 12-month period ending or the last day of such fiscal quarter, plus (ii) the aggregate amount of the last four quarterly dividends paid by the Company.

         SECTION 4.11. LIMITATION ON TRANSACTIONS WITH AFFILIATES. The Company shall not, and shall not permit any Subsidiary to, conduct any business or enter into any transaction or series of related transactions involving more than $1,000,000 (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate unless the terms of such business, transaction or series of transactions are (A) set forth in writing, in the case of any business, transaction or series of transactions not in the ordinary course of business, (B) fair and reasonable and as favorable to the Company or such Subsidiary as terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arm's-length dealings with an unrelated third person and (C) in the case of any business or transaction involving an aggregate amount greater than $5,000,000 for any two-year period, the Board of Directors (excluding directors that are interested in such business or transaction) has, by resolution, determined in good faith that such business or transaction or series of transactions meets the criteria set forth in (B) above. The restrictions of this Section shall not apply to (i) transactions between the Company and its Wholly Owned Subsidiaries or between Wholly Owned Subsidiaries, (ii) the existing Master Production Agreement and Master Purchase Servicing and Collection Agreement, each dated September 15, 1993, between the Company and Doral Federal, and (iii) the liquidation of Puerto Rico Island Rental Limited Dividend Partnership S.E. and the assumption of its debt by the Company in exchange for the transfer of its assets to the Company.

         SECTION 4.12. LIMITATION ON SUBORDINATED DEBT RANKING SENIOR TO THE SECURITIES. The Company shall not issue, assume, guarantee, incur or otherwise become liable for, directly or indirectly, any Debt subordinate or junior in ranking in any respect to any Senior Debt unless such Debt is pari passu with or subordinated to the Securities.

         SECTION 4.13. LIMITATION ON THE ISSUANCE OR TRANSFER OF CAPITAL STOCK OF CERTAIN SUBSIDIARIES. The provisions of Section 4.8 notwithstanding, the Company shall not, and shall not permit any Wholly Owned Subsidiary to, directly or indirectly, issue or transfer any shares of Capital Stock of Doral or of any Wholly Owned Subsidiary (other than non-voting (except as required by law or by the NASD or any exchange on which such shares may be listed) non-convertible Preferred Stock) except (i) to the Company or another Wholly Owned Subsidiary, and (ii) for directors' qualifying shares.

         SECTION 4.14. LINE OF BUSINESS. The Company and its Subsidiaries shall continue to engage in the business of mortgage banking and lending, servicing mortgage loans and other financial services (including banking) as their principal business and, in the case of the Company's operations in the United States (as defined for purposes of Regulation K promulgated by the Federal Reserve Board, as in effect on the date hereof), as their only business. This covenant shall be for the exclusive benefit of BanPonce.

         SECTION 4.15. SIGNIFICANT MANAGEMENT STOCK DISPOSITION. (a) Upon a Significant Management Stock Disposition, each Holder shall have the right to require that the Company repurchase, on the 6th, 12th, 18th, and 24th monthly anniversaries of such Significant Management Stock Disposition, up to 25% in principal amount of such Holder's Securities held on the date notice of such Significant Management Stock Disposition is received by such Holder, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, in accordance with the terms contemplated in this Section.

         (b) Within 30 days following any Significant Management Stock Disposition, the Company shall mail a notice to each Holder stating:

                 (1) that a Significant Management Stock Disposition has occurred and that such Holder has the right to require the Company to purchase such Holder's Securities, in whole or in part, at a purchase price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase;

                 (2) the circumstances and relevant facts regarding such Significant Management Stock Disposition (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Significant Management Stock Disposition);

                 (3)      the repurchase dates; and

                 (4) the instructions determined by the Company, consistent with this Section, that a Holder must follow in order to have its Securities purchased.

         (c) Holders electing to have a Security purchased will be required to notify the Company and surrender the Security, with an appropriate form duly completed, to the Company at the address specified in the notice at least ten Business Days prior to the relevant purchase date. Holders will be entitled to withdraw their election if the Company receives not later than three Business Days prior to the relevant purchase date a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of the Security which was delivered for purchase by the Holder and a statement that such Holder is withdrawing his election to have such Security purchased.

         (d) On each purchase date, all Securities purchased by the Company under this Section shall be cancelled, and the Company shall pay the purchase price plus accrued and unpaid interest, if any, to the Holders entitled thereto.

         SECTION 4.16. SOURCE OF INCOME. The Company shall do or cause to be done all things necessary or proper within its control to ensure that interest paid on the Securities will not constitute income from sources within the United States or will be otherwise totally exempt from or otherwise not subject to United States income taxes when received by BanPonce under the applicable provisions of the Code as currently in effect. If the Company violates its covenant set forth in this Section, the Company shall pay additional interest to each Holder that submits a claim in writing to the Company to the effect that it has or will be required to pay United States income taxes in respect of interest paid or accrued on the Securities held by such Holder. The amount of such additional interest will be equal, with respect to any period, to the sum of (i) any additional income taxes (after deducting any taxes no longer payable as a result of such change in the source of income) such Holder was or will be required to pay with respect to interest paid or accrued on the Securities held by such Holder during such period, and with respect to payments of additional interest under this Section, after giving effect to any credit relating to such interest that such Holder is entitled to take, and (ii) any penalties and interest that have been or will be assessed against such Holder with respect to the late payment of such taxes. The payment of such additional interest shall be the exclusive remedy for violation of this covenant. This covenant shall be for the exclusive benefit of BanPonce.

         SECTION 4.17. COMPLIANCE CERTIFICATE. The Company shall deliver to each Holder within 120 days after the end of each fiscal year of the Company an Officers' Certificate stating that in the course of the performance by the signers of their duties as Officers of the Company they would normally have knowledge of any Default by the Company and whether or not the signers know of any Default that occurred during such period. If they do, the certificate shall describe the Default, its status and what action the Company is taking or proposes to take with respect thereto.

         SECTION 4.18. FURTHER INSTRUMENTS AND ACTS. Upon request of any Holder, the Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purpose of this Agreement.

                                   ARTICLE 5

                               SUCCESSOR COMPANY

         SECTION 5.1. WHEN COMPANY MAY MERGE OR TRANSFER ASSETS. (a) The Company shall not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any person, unless:

                      (i) the resulting, surviving or transferee person (if not the Company) shall be a organized and existing under the laws of the Unites States of America, any State thereof, the Commonwealth of Puerto Rico or the District of Columbia and such person shall expressly assume, by an agreement supplemental hereto, executed and delivered to each Holder, in form satisfactory to each Holder, all the obligations of the Company under the Securities and this Agreement;

                      (ii) immediately after giving effect to such transaction (and treating any Debt or Preferred Stock which becomes an obligation of the resulting, surviving or transferee person or any Subsidiary as a result of such transaction as having been incurred or issued by such person or such Subsidiary at the time of such transaction), no Default shall have happened and be continuing;

                    (iii) immediately after giving effect to such transaction, the resulting, surviving or transferee person would be able to incur an additional $1.00 of Debt pursuant to Section 4.3(a) (without giving effect to Section 4.3(b)); and

                     (iv) the Company shall have delivered to each Holder an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental agreement (if any) comply with this Agreement.

         (b) Notwithstanding the provisions of subsection 5.1(a), any Wholly Owned Subsidiary may merge or consolidate with the Company so long as the Company shall be the surviving or continuing corporation.

                                   ARTICLE 6

                             DEFAULTS AND REMEDIES

         SECTION 6.1.  EVENTS OF DEFAULT.  An "Event of Default" occurs if:

                 (1) the Company defaults in any payment of interest on any Security when the same becomes due and payable, whether or not such payment shall be prohibited by Article 8, and such default continues for a period of 10 days;

                 (2) the Company (i) defaults in the payment of the principal of any Security when the same becomes due and payable at its Stated Maturity, upon redemption, upon declaration or otherwise, whether or not such payment shall be prohibited by Article 8, and such default continues for a period of 10 days, or (ii) fails to purchase Securities when required pursuant to Section 4.15, whether or not such purchase shall be prohibited by Article 8, and such default continues for a period of 10 days;

                 (3) the Company fails to comply with any of its covenants under Sections 4.3 through 4.15 or under Section 5.1;

                 (4) the Company fails to comply with Section 4.2, 4.16 (with respect to the payment of additional interest only), 4.17 or
         4.18 and such failure continues for 30 days after the notice specified below;

                 (5) the Company fails to comply with any of its agreements in the Securities or this Agreement (other than those referred to in (1), (2), (3) or (4) above and other than those set forth in Section 4.16) and such failure continues for 45 days after receipt by the Company of the notice specified below;

                 (6) Debt of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or the maturity thereof is accelerated, the total amount of such Debt exceeds a Material Amount (or its foreign currency equivalent) and such default continues unremedied for 10 days;

                 (7) the Company or any Significant Subsidiary pursuant to or within the meaning of any Bankruptcy Law:

                          (A)     commences a voluntary case;

                          (B) consents to the entry of an order for relief against it in an involuntary case;

                          (C) consents to the appointment of a Custodian of it or for any substantial part of its property; or

                          (D) makes a general assignment for the benefit of its creditors;

         or takes any comparable action under any foreign laws relating to insolvency;

                 (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

                          (A) is for relief against the Company or any Significant Subsidiary in an involuntary case;

                          (B) appoints a Custodian of the Company or any Significant Subsidiary or for any substantial part of its property; or

                          (C) orders the winding up or liquidation of the Company or any Significant Subsidiary;

         or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days; or

                 (9) any judgment or decree for the payment of money in excess of a Material Amount shall be rendered against the Company or any Significant Subsidiary and shall not be fully covered by insurance, there is a period of 60 days following such judgment during which such judgment or decree is not discharged, waived or the execution thereof stayed (or such shorter period ending one day prior to the date on which the judgment creditor could attach assets of the Company or such Significant Subsidiary) and such judgment or decree is not discharged, waived or the execution stayed within 10 days.

         The term "Bankruptcy Law" means Title 11, United States Code, or any similar Federal, Commonwealth or state law for the relief of debtors. The term "Custodian" means any receiver, trustee, assignee, liquidator, custodian or similar official under any Bankruptcy Law.

         A Default under clause (4) or (5) is not an Event of Default until a Holder notifies the Company of the Default and the Company does not cure such Default within the time specified after receipt of such notice. Such notice must specify the Default, demand that it be remedied and state that such notice is a "Notice of Default".

         The Company shall deliver to the Holders, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any event which with the giving of notice and the lapse of time would become an Event of Default under clause (4) or (5), its status and what action the Company is taking or proposes to take with respect thereto.

         SECTION 6.2. ACCELERATION. If an Event of Default (other than an Event of Default specified in Section 6.1(7) or (8) with respect to the Company) occurs and is continuing and is not waived as provided in Section 6.4, each Holder by notice to the Company may declare the principal of and accrued interest on all the Securities held by such Holder to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately, subject to Section 8.4. If an Event of Default specified in
Section 6.1(7) or (8) with respect to the Company occurs and is continuing, the principal of and interest on all the Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of any Securityholders.

         SECTION 6.3. OTHER REMEDIES. If an Event of Default occurs and is continuing, each Holder may pursue any available remedy to collect the payment of principal of and interest on the Securities or to enforce the performance of any provision of the Securities or this Agreement.

         A delay or omission by any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. No remedy is exclusive of any other remedy. All available remedies are cumulative.

         SECTION 6.4. WAIVER OF PAST DEFAULTS. The Majority Holders by notice to the Company may waive an existing Default and its consequences except (1) a Default in the payment of the principal of or interest on a Security or (2) a Default in respect of a provision that under Section 7.1 cannot be amended without the consent of each Securityholder affected. When a Default is waived, it is deemed cured, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

         SECTION 6.5. RIGHTS OF HOLDERS TO RECEIVE PAYMENT. Notwithstanding any other provision of this Agreement, the right of any Holder to receive payment of principal of and interest on the Securities held by such Holder, on or after the respective due dates expressed in the Securities, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

         SECTION 6.6. WAIVER OF STAY OR EXTENSION LAWS. The Company (to the extent it may lawfully do so) shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Agreement; and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and shall not hinder, delay or impede the execution of any power herein granted to the Holders, but shall suffer and permit the execution of every such power as though no such law had been enacted.

                                   ARTICLE 7

                                   AMENDMENTS

         SECTION 7.1. AMENDMENT OF AGREEMENT. The Company and the Majority Holders may amend this Agreement or the Securities by an instrument in writing executed by the Company and the Majority Holders. However, without the consent of each Securityholder affected, an amendment may not:

                 (1) reduce the amount of Securities whose Holders must consent to an amendment;

                 (2) reduce the rate of or extend the time for payment of interest on any Security;

                 (3) reduce the principal of or extend the fixed maturity of any Security;

                 (4) reduce the premium payable upon the redemption of any Security;

                 (5) make any Security payable in money other than that stated in the Security;

                 (6) increase the Conversion Price payable for Shares, except in accordance with Section 9.2;

                 (7) make any change in Articles 8, 9, 10 or 11 that adversely affects the rights of any Securityholder or holder of Shares; or

                 (8) make any change in Section 4.15, 6.4, 6.5, or this Section.

         An amendment under this Section may not make any change that adversely affects the rights under Article 8 of any holder of Senior Debt then outstanding unless the holders of such Senior Debt (required pursuant to the terms of such Senior Debt to give such consent) consent to such change.

         After an amendment under this Section becomes effective, the Company shall mail to Securityholders a notice briefly describing such amendment. The failure to give such notice to all Securityholders, or any defect therein, shall not impair or affect the validity of an amendment under this Section.

         SECTION 7.2. REVOCATION AND EFFECT OF CONSENTS AND WAIVERS. A consent to an amendment or a waiver by a Holder of a Security shall bind the Holder and every subsequent Holder of that Security or portion of the Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent or waiver is not made on the Security. However, any such Holder or subsequent Holder may revoke the consent or waiver as to such Holder's Security or portion of the Security if the Company receives the notice of revocation before the date the amendment or waiver becomes effective. After an amendment or waiver becomes effective, it shall bind every Securityholder.

         The Company may, but shall not be obligated to, fix a record date for the purpose of determining the Securityholders entitled to give their consent or take any other action described above. Such record date may not be earlier than 30 days after notice thereof is given to Securityholders. If a record date is fixed, then notwithstanding the immediately preceding paragraph, those persons who were Securityholders at such record date (or their duly designated proxies), and only those persons, shall be entitled to give such consent or to revoke any consent previously given or to take any such action, whether or not such persons continue to be Holders after such record date. No consent shall be valid or effective for more than 120 days after such record date.

         SECTION 7.3. NOTATION ON OR EXCHANGE OF SECURITIES. If an amendment changes the terms of a Security, the Company may require the Holder of the Security to deliver it to the Company. The Company may place an appropriate notation on the Security regarding the changed terms and return it to the Holder.

Alternatively, if the Company so determines, the Company in exchange for the Security shall issue a new Security that reflects the changed terms. Failure to make the appropriate notation or to issue a new Security shall not affect the validity of such amendment.

                                   ARTICLE 8

                                 SUBORDINATION

         SECTION 8.1. AGREEMENT TO SUBORDINATE. The Company agrees, and each Securityholder by accepting a Security agrees, that the indebtedness evidenced by the Securities is subordinated in right of payment, to the extent and in the manner provided in this Article 8, to the prior payment of all Senior Debt and that the subordination is for the benefit of the holders of Senior Debt. The Securities shall in all respects rank pari passu with or senior to all indebtedness of the Company other than Senior Debt. Only indebtedness of the Company which is Senior Debt shall rank senior to the Securities in accordance with the provisions set forth herein.

         SECTION 8.2. LIQUIDATION, DISSOLUTION, BANKRUPTCY. Upon any payment or distribution of the assets of the Company to creditors upon a total or partial liquidation or a total or partial dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property:

                 (1) holders of Senior Debt shall be entitled to receive payment in full of the Senior Debt before Securityholders shall be entitled to receive any payment of principal of, or premium, if any, or interest on the Securities; and

                 (2) until the Senior Debt is paid in full, any distribution to which Securityholders would be entitled but for this
         Article 8 shall be made to holders of Senior Debt as their interests may appear, except that Securityholders may receive shares of stock and any debt securities that are subordinated to Senior Debt to at least the same extent as the Securities.

         For purposes of this Section "payment in full", as used with respect to Senior Debt, means the receipt of cash or securities (taken at their fair value at the time of receipt, determined as hereinafter provided) of the principal amount of the Senior Debt and premium, if any, and interest thereon to the date of such payment. "Fair value" means (a) if the securities are quoted on a nationally recognized securities exchange or on NASDAQ, the closing price on the day such securities are received or, if there are no sales reported on that day, the reported closing bid price on that day, and (b) if the securities are not so quoted, a price determined by a nationally recognized investment banking house selected by the Securityholders and the holders of Senior Debt receiving such securities, such price to be determined as of the date of receipt of such securities by the holders of Senior Debt.

         SECTION 8.3. DEFAULT ON SENIOR DEBT. The Company may not pay principal of, premium, if any, or interest on, the Securities (including by set-off or otherwise) and may not repurchase, redeem or otherwise retire any Securities (collectively, "pay the Securities") if (i) principal of or interest on any Senior Debt is not paid when due or (ii) any other default on Senior Debt occurs and the maturity of such Senior Debt is accelerated (or notice of acceleration shall have been transmitted to the Company) in accordance with its terms unless, in either case, the default has been cured or waived, any such acceleration has been rescinded or such Senior Debt has been paid in full. During the continuance of any default (other than a default described in clause
(i) or (ii) of the preceding sentence) with respect to any Senior Debt pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Securities during any period of 179 days from the receipt by the Company of written notice of such default from the Representative of such Senior Debt specifying an election to effect such 179-day prohibition (a "Payment Notice").

         Notwithstanding the provisions described in the immediately preceding sentence, unless the Company shall be prohibited from paying the Securities pursuant to the provisions contained in the first sentence of this Section, the Company may resume payments on the Securities after the earlier of (i) the expiration of such 179-day period and (ii) the acceleration of the Senior Debt with respect to which the Payment Notice was given. Not more than one Payment Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Debt during such period; provided, however, that if any Payment Notice within such 360 day period is given by or on behalf of any holders of Senior Debt other than the Bank Debt, the Representative of the Bank Debt may give another Payment Notice within such period.

         SECTION 8.4. ACCELERATION OF PAYMENT OF SECURITIES. If payment of any Securities is accelerated because of an Event of Default, the Company shall promptly notify holders of Senior Debt (if any) of the acceleration. If any Senior Debt is outstanding, the Company may not pay the Securities until 10 days after such notice is received and, thereafter, may pay the Securities only if this Article 8 otherwise permits the payment at that time.

         SECTION 8.5. WHEN DISTRIBUTION MUST BE PAID OVER. If a distribution is made to Securityholders that because of this Article 8 should not have been made to them, the Securityholders who receive the distribution shall hold it in trust for holders of Senior Debt and pay it over to them as their interests may appear.

         SECTION 8.6. SUBROGATION. After all Senior Debt is paid in full and until the Securities are paid in full, Securityholders shall be subrogated to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt. A distribution made under this Article 8 to holders of Senior Debt which otherwise would have been made to Securityholders is not, as between the Company and Securityholders, a payment by the Company on Senior Debt.

         SECTION 8.7. RELATIVE RIGHTS. This Article 8 defines the relative rights of Securityholders and holders of Senior Debt. Nothing in this Agreement shall:

                 (1) impair, as between the Company and Securityholders, the obligation of the Company, which is absolute and unconditional, to pay principal of, premium, if any, and interest on the Securities in accordance with their terms; or

                 (2) except as set forth in Section 8.4, prevent any Securityholder from exercising its available remedies upon a Default, subject to the rights of holders of Senior Debt to receive distributions otherwise payable to Securityholders.

         SECTION 8.8. SUBORDINATION MAY NOT BE IMPAIRED BY COMPANY. No right of any holder of Senior Debt to enforce the subordination of the indebtedness evidenced by the Securities shall be impaired by any act or failure to act by the Company or by its failure to comply with this Agreement.

         SECTION 8.9. RIGHTS OF PAYING AGENT. Notwithstanding Section 8.3, the Paying Agent may continue to make payments on the Securities and shall not be charged with knowledge of the existence of facts that would prohibit the making of any such payments unless, not less than two Business Days prior to the date of such payment, the Paying Agent receives notice satisfactory to it that payments may not be made under this Article 8. The Company, the Registrar or coregistrar, a Representative or a holder of Senior Debt may give the notice;

provided, however, that, if an issue of Senior Debt has a Representative, only the Representative may give the notice.

         Each of the Paying Agent, the Registrar and coregistrar in its individual or any other capacity may hold Senior Debt with the same rights it would have if it were not the Paying Agent, Registrar or coregistrar.

         SECTION 8.10. DISTRIBUTION OR NOTICE TO REPRESENTATIVE. Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to their Representative (if any).

         SECTION 8.11. ARTICLE 8 NOT TO PREVENT EVENTS OF DEFAULT OR LIMIT RIGHT TO ACCELERATE. The failure to make a payment pursuant to the Securities by reason of any provision in this Article 8 shall not be construed as preventing the occurrence of a Default. Nothing in this Article 8 shall have any effect on the right of the Securityholders to accelerate the maturity of the Securities, except as expressly set forth in Section 8.4.

         SECTION 8.12. SECURITYHOLDERS ENTITLED TO RELY. Upon any payment or distribution pursuant to this Article 8, the Securityholders shall be entitled to rely (i) upon any order or decree of a court of competent jurisdiction in which any proceedings of the nature referred to in Section 8.2 are pending,
(ii) upon a certificate of the liquidating trustee or agent or other person making such payment or distribution to the Securityholders or (iii) upon the Representatives for the holders of Senior Debt for the purpose of ascertaining the persons entitled to participate in such payment or distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 8. Holders may request persons that are holders of Senior Debt to furnish evidence as to the amount of Senior Debt held by such person, the extent to which such person is entitled to participate in such payment or distribution and other facts pertinent to the rights of such person under this Article 8, and, if such evidence is not furnished, Holders may defer any payment to such person pending judicial determination as to the right of such person to receive such payment.

         SECTION 8.13. RELIANCE BY HOLDERS OF SENIOR DEBT ON SUBORDINATION PROVISIONS. Each Securityholder by accepting a Security acknowledges and agrees that the foregoing subordination provisions are, and are intended to be, an inducement and a consideration to each holder of any Senior Debt, whether such Senior Debt was created or acquired before or after the issuance of the Securities, to acquire and continue to hold, or to continue to hold, such Senior Debt and such holder of Senior Debt shall be deemed conclusively to have relied on such subordination provisions in acquiring and continuing to hold, or in continuing to hold, such Senior Debt.

         SECTION 8.14. PROOF OF CLAIMS. In the event that the Company is subject to any proceeding under any Bankruptcy Law and the Securityholders fail to file any proof of claim permitted to be filed in such proceeding with respect to the Securities, then any Representative of Senior Debt may file such proof of claim no earlier than the later of (i) the expiration of 15 days after such Representative notifies the Holders of its intention to do so and (ii) 30 days preceding the last day permitted to file such claim.

                                   ARTICLE 9

                                   CONVERSION

         SECTION 9.1. RESERVATION, LISTING AND ISSUANCE OF SHARES. The Company will at all times have authorized, and reserve and keep available, free from preemptive rights, for the purpose of enabling it to satisfy any obligation to issue Shares upon the conversion of the Securities, the number of Shares deliverable upon conversion of the Securities. The Company will, at its expense, cause such Shares to be listed (subject to issuance or notice of issuance of Shares) on all stock exchanges on which the common stock is listed not later than the date such common stock is so listed. The Company agrees to list such Shares (subject to issuance or notice of issuance) on NASDAQ-NMS promptly after the date hereof.

         Before taking any action which could cause an adjustment pursuant to
Section 9.2 reducing the Conversion Price below the then par value (if any) of the Shares, the Company will take any corporate action which may be necessary in order that the Company may validly and legally issue at the Conversion Price as so adjusted Shares that are fully paid and non-assessable.

         The Company covenants that all Shares will, upon issuance in accordance with the terms hereof, be (i) duly authorized, fully paid and non-assessable, and (ii) free from all taxes with respect to the issuance thereof and from all liens, charges and security interests created by the Company.

         SECTION 9.2.  ADJUSTMENTS OF CONVERSION PRICE AND NUMBER OF SHARES.
(a) ADJUSTMENT OF CONVERSION PRICE UPON ISSUANCE OF COMMON STOCK. If and whenever, after the date hereof, the Company shall issue or sell any shares of common stock (except on conversion of one or more of the Securities or exercise of the right granted in Article 11) for a consideration per share less than the Market Price (as hereinafter defined) at the time of such issue or sale, then, forthwith upon such issue or sale, the Conversion Price shall be reduced to the price (calculated to the nearest cent) determined by multiplying the Conversion Price in effect immediately prior to the time of such issue or sale by a fraction, the numerator of which shall be the sum of (a) the number of shares of common stock outstanding immediately prior to such issue or sale multiplied by the Market Price immediately prior to such issue or sale plus (b) the consideration received by the Company upon such issue or sale, and the denominator of which shall be the product of (c) the total number of shares of common stock outstanding immediately after such issue or sale, multiplied by
(d) the Market Price immediately prior to such issue or sale. No adjustment of any Conversion Price, however, shall be made in an amount less than $0.01 per share, but any such lesser adjustment shall be carried forward and shall be made at the time of, and together with, the next subsequent adjustment which together with any adjustments so carried forward shall amount to $0.01 per share or more.

         (b) For the purposes of subsection (b) of this Section, the following clauses shall also be applicable:

                      (i) Issuance of Rights or Options. In case at any time the Company shall grant (whether directly or by assumption in a merger or otherwise) any rights to subscribe for or to purchase, or any options for the purchase of, common stock or any stock or securities convertible into or exchangeable for common stock (such convertible or exchangeable stock or securities being herein called "Convertible Securities") whether or not such rights or options or the right to convert or exchange any such Convertible Securities are immediately exercisable, and the price per share for which common stock is issuable upon the conversion of such rights or options or upon conversion or exchange of such Convertible Securities (determined as provided below) shall be less than the Market Price determined as of the date of granting such rights or options, then the total maximum number of shares of common stock issuable upon the conversion of such rights or options or upon conversion or exchange of the total maximum amount of such Convertible Securities issuable upon the conversion of such rights or options shall (as of the date of granting of such rights or options) be deemed to be outstanding and to have been issued for such price per share. Except as provided in clause (iii) of this subsection, no further adjustments of any Conversion Price shall be made upon the actual issue of such common stock or of such Convertible Securities upon conversion of such rights or options or upon the actual issue of such common stock upon conversion or exchange of such Convertible Securities. For the purposes of this clause (i), the price per share for which common stock is issuable upon the conversion of any such rights or options or upon conversion or exchange of any such Convertible Securities shall be determined by dividing (a) the total amount, if any, received or receivable by the Company as consideration for the granting of such rights or options, plus the minimum aggregate amount of additional consideration payable to the Company upon the conversion of all such rights or options, plus, in the case of such rights or options which relate to Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the issue or sale of such Convertible Securities and upon the conversion or exchange thereof, by (b) the total maximum number of shares of common stock issuable upon the conversion of such rights or options or upon the conversion or exchange of all such Convertible Securities issuable upon the conversion of such rights or options.

                      (ii) Issuance of Convertible Securities. In case the Company shall issue (whether directly or by assumption in a merger or otherwise) or sell any Convertible Securities, whether or not the rights to exchange or convert thereunder are immediately exercisable, and the price per share for which common stock is issuable upon conversion or exchange of such Convertible Securities (determined as provided below) shall be less than the Market Price, determined as of the date of such issue or sale of such Convertible Securities, then the total maximum number of shares of common stock issuable upon conversion or exchange of all such Convertible Securities shall (as of the date of the issue or sale of such Convertible Securities) be deemed to be outstanding and to have been issued for such price per share, provided that (1) except as provided in clause (iii) of this subsection, no further adjustments of any Conversion Price shall be made upon the actual issue of such common stock upon conversion or exchange of such Convertible Securities, and (2) if any such issue or sale of such Convertible Securities is made upon conversion of any rights to subscribe for or to purchase or any option to purchase any such Convertible Securities for which adjustments of any Conversion Price have been or are to be made pursuant to other provisions of this subsection (c), no further adjustment of any Conversion Price shall be made by reason of such issue or sale. For the purposes of this clause
         (ii), the price per share for which common stock is issuable upon conversion or exchange of Convertible Securities shall be determined by dividing (a) the total amount received or receivable by the Company as consideration for the issue or sale of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange thereof, by (b) the total maximum number of shares of common stock issuable upon the conversion or exchange of all such Convertible Securities.

                    (iii) Change in Option Price or Conversion Rate. If the purchase price provided for in any rights or options referred to in clause (i) above, or the additional consideration, if any, payable upon the conversion or exchange of Convertible Securities referred to in clause (i) or (ii) above, or the rate at which any Convertible Securities referred to in clause (i) or (ii) above are convertible into or exchangeable for common stock, shall change (other than under or by reason of provisions designed to protect against dilution), then the Conversion Price in effect at the time of such event shall forthwith be readjusted to the Conversion Price which would have been in effect at such time had such rights, options or Convertible Securities still outstanding provided for such changed purchase price, additional consideration or conversion rate, as the case may be, at the time initially granted, issued or sold.

                      (iv) Expiration of Options, Rights and Other Similar Conversion Privileges. On the expiration of any such option or right or the termination of any such right to convert or exchange such Convertible Securities, the Conversion Price then in effect hereunder shall forthwith be increased to the Conversion Price which would have been in effect at the time of such expiration or termination had such right, option or Convertible Security, to the extent outstanding immediately prior to such expiration or termination, never been issued, and the common stock issuable thereunder shall no longer be deemed to be outstanding. If the purchase price provided for in any such right or option referred to in clause (i) above or the rate at which any Convertible Securities referred to in clause (i) or (ii) above are convertible into or exchangeable for common stock, shall decrease at any time under or by reason of provisions with respect thereto designed to protect against dilution, then in case of the delivery of common stock upon the conversion of any such right or option or upon conversion or exchange of any such Convertible Security, the Conversion Price then in effect hereunder shall forthwith be adjusted to such respective amount as would have obtained had such right, option or Convertible Security never been issued as to such common stock and had adjustments been made upon the issuance of the shares of common stock delivered as aforesaid, but only if as a result of such adjustment the Conversion Price then in effect hereunder is thereby decreased.

                      (v) Stock Dividends. In case the Company shall declare a dividend or make any other distribution upon any stock of the Company payable in common stock or Convertible Securities, any common stock or Convertible Securities, as the case may be, issuable in payment of such dividend or distribution shall be deemed to have been issued or sold without consideration.

                      (vi) Consideration for Stock. In case any shares of common stock or Convertible Securities or any rights or options to purchase any such common stock or Convertible Securities shall be issued or sold for cash, the consideration received therefor shall be deemed to be the amount received by the Company therefor, without deduction therefrom of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of common stock or Convertible Securities or any rights or options to purchase any such common stock or Convertible Securities shall be issued or sold for a consideration other than cash, the amount of the consideration other than cash received by the Company shall be deemed to be the fair value of such consideration as determined, in good faith and in the exercise of reasonable business judgment, by the board of directors of the Company, without deduction of any expenses incurred or any underwriting commissions or concessions paid or allowed by the Company in connection therewith. In case any shares of common stock or Convertible Securities or any rights or options to purchase such shares of common stock or Convertible Securities shall be issued in connection with any merger or consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of common stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation), the amount of consideration therefor shall be deemed to be the fair value as determined reasonably and in good faith by the board of directors of the Company of such portion of the assets and business of the non-surviving corporation as such board may determine to be attributable to such shares of common stock, Convertible Securities, rights or options, as the case may be. In the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding shares of common stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities of any corporation, the Company shall be deemed to have issued a number of shares of its common stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation, and if any such calculation results in adjustment of the Conversion Price, the determination of the number of shares of common stock issuable upon conversion of the Securities immediately prior to such merger, consolidation or sale, for purposes of Section 9.2(e), shall be made after giving effect to such adjustment of the Conversion Price.

                    (vii) Record Date. In case the Company shall take a record of the holders of its common stock for the purpose of entitling them (A) to receive a dividend or other distribution payable in common stock or in Convertible Securities, or (B) to subscribe for or purchase common stock or Convertible Securities, then such record date shall be deemed to be the date of the issue or sale of the shares of common stock deemed to have been issued or sold upon the declaration of such dividend or the making of such other distribution or the date of the granting of such right of subscription or purchase, as the case may be.

                   (viii) Treasury Shares. The number of shares of common stock outstanding at any given time shall not include shares owned or held by or for the account of the Company, and the disposition of any such shares shall be considered an issue or sale of common stock for the purposes of this subsection (b).

                      (ix) Definition of Market Price. "Market Price" shall mean the average of the daily closing prices per share of the common stock for the ten consecutive trading days immediately preceding the day as of which "Market Price" is being determined, except that, in the case of an underwritten bona fide public offering, "Market Price" shall mean the initial public offering price. The closing price for each day shall be the last sale price regular way or, in case no such sale takes place on such day, the average of the closing bid and asked prices regular way, in either case on the New York Stock Exchange, or, if shares of the common stock are not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange (including for this purpose the NASDAQ-NMS) on which the shares are listed or admitted to trading, or if the shares are not so listed or admitted to trading, the average of the highest reported bid and lowest reported asked prices as furnished by the National Association of Securities Dealers, Inc. through NASDAQ or through a similar organization if NASDAQ is no longer reporting such information. If shares of the common stock are not listed or admitted to trading on any exchange or quoted through NASDAQ or any similar organization, the "Market Price" shall be deemed to be the higher of
         (A) the book value of a share of the common stock as determined by any firm of independent public accountants of recognized standing, selected by the board of directors of the Company, as at the last day of any month ending within sixty days preceding the date as of which the determination is to be made or (B) the fair value thereof determined in good faith by an independent brokerage firm or Standard & Poor's Corporation as of a date which is within fifteen days of the date as of which the determination is to be made (the fees and expenses of any such independent public accountants, independent brokerage firm or other firm engaged pursuant to subclauses (A) and
         (B) of this clause (ix) to be paid by the Company).

                      (x) Determination of Market Price under Certain Circumstances. Anything herein to the contrary notwithstanding, in case the Company shall issue any shares of common stock or Convertible Securities in connection with the acquisition by the Company of the stock or assets of any other corporation or the merger of any other corporation into the Company, the Market Price shall be determined as of the date the number of shares of common stock or Convertible Securities (or in the case of Convertible Securities other than stock, the aggregate principal amount of Convertible Securities) was determined (as set forth in a written agreement between the Company and the other party to the transaction) rather than on the date of issuance of such shares of common stock or Convertible Securities.

                     (xi) Certain Issues Excepted. Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment of any Conversion Price in case of the issuance of shares of common stock (1) upon the conversion of options or rights relating to up to 300,000 shares of the Company's common stock granted or provided or to be granted or provided under the Company's stock option plan currently in effect, or (2) under the Company's restricted stock plan, as currently in effect, up to a maximum of 250,000 shares, and shall not be required to make any such adjustment upon the granting of any options or rights referred to above if and to the extent that issuance of the shares covered thereby is excepted by this clause.

         (c) Adjustment for Certain Special Dividends. In case the Company shall declare a dividend upon the common stock payable otherwise than out of earnings or earned surplus, determined in accordance with GAAP, and otherwise than in common stock or Convertible Securities, the Conversion Price in effect immediately prior to the declaration of such dividend shall be reduced by an amount equal, in the case of a dividend in cash, to the amount per share of the common stock so declared as payable otherwise than out of earnings or earned surplus or, in the case of any other dividend, to the fair value per share of the common stock of the property so declared as payable otherwise than out of earnings or earned surplus, as determined, reasonably and in good faith, by the board of directors of the Company. For the purposes of the foregoing a dividend other than in cash shall be considered payable out of earnings or earned surplus (other than revaluation or paid-in-surplus) only to the extent that such earnings or earned surplus are charged an amount equal to the fair value of such dividend, as determined, reasonably and in good faith, by the board of directors of the Company. Such reductions shall take effect as of the date on which a record is taken for the purpose of such dividend, or, if a record is not taken, the date as of which the holders of common stock of record entitled to such dividend are determined.

         (d) Subdivision or Combination of Stock. In case the Company shall at any time subdivide the outstanding shares of common stock into a greater number of shares, the Conversion Price in effect immediately prior to such subdivision shall be proportionately reduced, and conversely, in case the outstanding shares of common stock shall be combined into a smaller number of shares, the Conversion Price in effect immediately prior to such combination shall be proportionately increased.

         (e) Adjustments for Consolidation, Merger, Sale of Assets, Reorganization, etc. In case the Company (a) consolidates with or merges into any other corporation and is not the continuing or surviving corporation of such consolidation or merger, or (b) permits any other corporation to consolidate with or merge into the Company and the Company is the continuing or surviving corporation but, in connection with such consolidation or merger, the common stock is changed into or exchanged for stock or other securities of any other corporation or cash or any other assets, or (c) transfers all or substantially all of its properties and assets to any other corporation, or (d) effects a capital reorganization or reclassification of the capital stock of the Company in such a way that holders of common stock shall be entitled to receive stock, securities, cash or assets with respect to or in exchange for common stock, then, and in each such case, proper provision shall be made so that, upon the basis and upon the terms and in the manner provided in this subsection (e), the Holders, upon the conversion of each Security at any time after the consummation of such consolidation, merger, transfer, reorganization or reclassification, shall be entitled to receive (at the aggregate Conversion Price in effect for all shares of common stock issuable upon such conversion immediately prior to such consummation as adjusted to the time of such transaction), in lieu of shares of common stock issuable upon such conversion prior to such consummation, the stock and other securities, cash and assets to which such Holder would have been entitled upon such consummation if such Holder had so converted such Security immediately prior thereto (subject to adjustments subsequent to such corporate action as nearly equivalent as possible to the adjustments provided for in this Section 9.2).

         (f) Notice of Adjustment. Upon any adjustment of the Conversion Price, then and in each such case the Company shall promptly deliver a notice to the registered holder of the Securities, which notice shall state the Conversion Price resulting from such adjustment, setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based.

         (g)  Other Notices.  In case at any time:

                 (1) the Company shall declare or pay any dividend on or make any distribution with respect to its common stock, other than quarterly cash dividends consistent with past practice;

                 (2) the Company shall offer for subscription pro rata to the holders of its common stock any additional shares of stock of any class or other rights;

                 (3) there shall be any capital reorganization, or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation (other than a Subsidiary of the Company in which the Company is the surviving or continuing corporation and no change occurs in the Company's common stock), or sale of all or substantially all of its assets to, another corporation;

                 (4) there shall be a voluntary or involuntary dissolution, liquidation, bankruptcy, assignment for the benefit of creditors, or winding up of the Company; or

                 (5) the Company proposes to take any other action or an event occurs which would require an adjustment of the Conversion Price pursuant to subsection (h) of this Section 9.2;

then, in any one or more of said cases, the Company shall give written notice, addressed to each Holder at the address of such Holder as shown on the books of the Company, of (1) the date on which the books of the Company shall close or a record shall be taken for such dividend, distribution or subscription rights, or (2) the date (or, if not then known, a reasonable approximation thereof by the Company) on which such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, bankruptcy, assignment for the benefit of creditors, winding up or other action, as the case may be, shall take place. Such notice shall also specify (or, if not then known, reasonably approximate) the date as of which the holders of common stock of record shall participate in such dividend, distribution or subscription rights, or shall be entitled to exchange their common stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, sale, dissolution, liquidation, bankruptcy, assignment for the benefit of creditors, winding up, or other action, as the case may be. Such written notice shall be given at least twenty days prior to the action in question and not less than twenty days prior to the record date or the date on which the Company's transfer books are closed in respect thereto.

         (h) Certain Events. If any event occurs as to which in the reasonable opinion of the Company, in good faith, the other provisions of this
Section 9.2 are not strictly applicable but the lack of any adjustment would not in the opinion of the Company fairly protect the conversion rights of the Holders in accordance with the basic intent and principles hereof, or if strictly applicable would not fairly protect the conversion rights of the Holders in accordance with the basic intent and principles hereof, then the Company shall appoint a firm of independent certified public accountants (which may be the regular auditors of the Company) of recognized national standing, which shall give their opinion upon the adjustment, if any, on a basis consistent with the basic intent and principles established in the other provisions of this Section 9.2, necessary to preserve, without dilution, the conversion rights of the Holders. Upon receipt of such opinion, the Company shall forthwith make the adjustments described therein.

         (i) All calculations under this Section 9.2 shall be made to the nearest cent or to the nearest one hundredth (1/100) of a share, as the case may be.

         (j) In any case in which the provisions hereof require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (i) issuing to the Holder of any Security converted after such record date and before the occurrence of such event the additional shares of common stock issuable upon such conversion by reason of the adjustments required by such event over and above the shares of common stock issuable upon such conversion before giving effect to such adjustment and (ii) paying to such Holder any amount in cash in lieu of a fractional share of common stock; provided, however, that the Company shall deliver to such Holder a due bill or other appropriate instrument evidencing such Holder's right to receive such additional shares and such cash upon the occurrence of the event requiring such adjustment.

                                   ARTICLE 10

                              REGISTRATION RIGHTS

         SECTION 10.1. REGISTRATION OF SECURITIES AND SHARES. (a) No Registration under Securities Act. Neither the Securities nor the Shares have been registered under the Act. Each Holder, by acceptance of a Security, represents that it is acquiring the Securities to be issued to it for its own account for investment and not with a view to distribution thereof or with any present intention of distributing or selling any of such Securities except in compliance with the Act, provided that the disposition of such Holder's property shall at all times be within its control, and agrees not to sell, transfer, pledge or hypothecate any Securities or any Shares unless a registration statement is effective for such Securities or Shares under the Act or in the opinion of such Holder's counsel (a copy of which opinion shall be delivered and shall be reasonably acceptable to the Company) such transaction is exempt from the registration requirements of the Act; provided that Securities and Shares issued to such Holder may be transferred to any affiliate of such Holder, without any such registration or opinion, subject to the foregoing restriction on any further sale, transfer, pledge or hypothecation by such affiliate.

         The Company will comply with the reporting requirements of Sections 13 and 15(d) of the Exchange Act (whether or not is shall be required to do so pursuant to such Sections) and will comply with all other public information reporting requirements of the SEC (including, without limitation, Rule 144 promulgated by the SEC under the Act) from time to time in effect and relating to the availability of an exemption from the Act for sale of restricted securities. The Company also will cooperate with the Holders of the Securities and with each holder of any Shares in supplying such information as may be necessary for any such holder to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption from the Act for the sale of restricted securities.

                 (b) "Piggyback" Registration. Whenever the Company proposes to file under the Act a registration statement relating to the issuance or sale of any of its Capital Stock or any of its debt securities (other than a registration statement (i) required to be filed in respect of employee benefit plans of the Company on Form S-8 or any successor form from time to time in effect, (ii) on Form S-4 or any successor form, (iii) with respect to any dividend reinvestment plan of the Company, or (iv) pursuant to subsection (c) of this Section), the Company shall at least 30 days prior to such filing give effective written notice of such proposed filing to the registered holder of each Security or Share. Upon receipt by the Company not more than 15 days after such effective notice of a written request or written requests from one or more of such holders for registration of Securities (in the case of a proposed registration of debt securities) or Securities or Shares (in the case of a proposed registration of Capital Stock), the Company shall
(i) include in such registration statement or in a separate registration statement concurrently filed, and shall use its best efforts to cause such registration statement to become effective with respect to the Securities or the Shares as to which such holder or holders request registration and (ii) if such proposed registration is in connection with an underwritten offering, upon request of such holder or holders cause the managing underwriter therefor to include in such offering the Securities or Shares as to which such holder or holders request such inclusion, on terms and conditions comparable to those of the other securities to be offered, provided such holders accept the terms of the underwriting as agreed between the Company and the underwriter selected by the Company (provided such terms are consistent with this Agreement), and provided further that the Company shall have the right to postpone or withdraw any registration effected pursuant to this subsection (b) without any obligation to any holder of Securities or Shares.

                 (c) Demand Registration. Whenever one or more registered holders of Securities or Shares shall make a written request to the Company to register under the Act Securities having an aggregate outstanding principal amount of at least $5,000,000, or (in the case of any person initially buying at least $2,500,000 in aggregate principal amount of Securities) constituting all the Securities held by such holders, or at least 285,000 Shares (or such other number of shares as shall result after giving effect to consolidations or subdivisions of the common stock of the Company after the date hereof), or (in the case of any person initially owning at least 150,000 Shares or initially owning Securities convertible into at least 150,000 Shares) constituting all the Shares of such holder, either issuable upon conversion of such Securities or held by such holder or holders, the Company within five days after such request is effective shall promptly give written notice of such request to all registered holders of outstanding Securities or Shares other than the holder or holders making such request, such notice stating the estimated approximate date of filing such registration statement, and shall thereupon promptly file a registration statement with respect to and use its best efforts to register the Securities or Shares of or pertaining to the holder or holders making such request and each other holder of Securities or Shares from whom written request for registration is effective or received on or before the later to occur of (i) the twentieth day after the effective date of such notice by the Company or (ii) the thirtieth day prior to the estimated date of filing specified in such notice.

                 The Company shall not be required to effect any registration (other than on Form S-3 or any successor form relating to secondary offerings) within 120 calendar days after the effective date of any other registration statement of the Company relating to debt or equity securities of the Company (in the case of a demand for registration of Securities) or to equity securities of the Company (in the case of a demand for registration of Shares) made pursuant to this subsection (c) or in which the holders of the Securities and the Shares had the opportunity to participate pursuant to Section 10.1(b).

                 If at the time of any request to register Securities or Shares pursuant to this subsection (c), the Company is engaged or has fixed plans to engage within thirty (30) days of the time of the request in a registered public offering as to which the holders of the Securities and the Shares may include Securities or Shares pursuant to Section 10.1(b) or is engaged in any other activity that, in the good faith determination of the Company's Board of Directors, would be adversely affected by the requested registration to the material detriment of the Company, then the Company may at its option direct that such request be delayed for a period not in excess of 120 calendar days from the effective date of such offering or the date of commencement of such other material activity, as the case may be, such right to delay a request to be exercised by the Company not more than once in any two year period.

                 (d) Reduction in Number of Securities Included in Registration. In the event that the managing underwriter of any registered offering made pursuant to subsection (b) or (c) above notifies the Company in writing that, in its opinion, the amount of securities to be included in such registration exceeds the amount that can be sold in such offering within a price range acceptable to the Company and the holders of the securities being offered (or, in the case of a registration pursuant to subsection (c) above, within a price range acceptable to the Securityholders and the holders of the Shares), the Company will include in such registration only the amount of securities that the Company is so advised can be sold in such offering within such price range. In such event, the number of securities to be included in such registration shall be allocated among the persons participating in such offering as follows: (i) in the case of a registration relating to a primary offering by the Company, first, the Company shall have the right to include in such registration all securities proposed to be sold by the Company and, second, all other persons participating in such registration shall have the right to include in such registration the balance, allocated pro rata among such persons in accordance with the number or principal amount of securities originally proposed to be sold by them; (ii) in the case of a registration pursuant to subsection (c) above, first, the holders of the Securities and the Shares shall have the right to include in such registration all Securities and Shares proposed to be sold by such holders, pro rata among such holders in the event that not all such Securities or Shares can be included, and, second, all other persons participating in such registration shall have the right to include in such registration the balance; and (iii) in all other cases, pro rata among all persons participating in the offering in accordance with the number or principal amount of securities originally proposed to be sold by them.

                 (e) Other Provisions Relating to Registration Rights. In connection with any registration pursuant to this Section:

                      (i) Upon the request of the registered holder of any Security or Shares participating in such registration, the Company will cooperate with any underwriters (as defined in the Act) for such holder, including, without limitation, providing such information, certificates, comfort letters of accountants and opinions of counsel as may be reasonably requested by such underwriters.

                      (ii) The Company shall not be required to maintain the effectiveness of any registration statement under subsection (b) or
         (c) of this Section for a period in excess of four months or, in the case of any registration statement under subsection (b) or (c) of this Section filed on a

         Form S-3 Registration Statement under the Act, for a period in excess of six months, or in the case of an underwritten offering, such longer period as may be required by the Act to enable the underwriters to complete such offering.

                    (iii) The Company will furnish to each holder of Securities or Shares (i) at least seven days prior to the filing thereof with the SEC, a copy of the registration statement in the form in which the Company proposes to file the same with the SEC and, not later than the effective date thereof, a copy of any and all amendments to such registration statement, (ii) within five days of the filing thereof with the SEC, a copy of any and all post-effective amendments to such registration statement, and (iii) at the request of any such holder and, in the case of a registration pursuant to subsection (c) of this Section, the Securityholders' Managers (as defined below), a reasonable number of copies of a preliminary prospectus and a final prospectus (each of which shall, as of their respective dates, comply with Section 10 of the Act and shall not, as of such dates, include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading) covering the offering and sale by such holders of the Securities or Shares to be covered thereby as aforesaid.

                      (iv) The Company will advise each of such holders of the entry of any stop order suspending the effectiveness of such registration statement or of the initiation of any proceeding for that purpose, and, if such stop order should be entered, use its best efforts promptly to cause such stop order to be lifted or removed.

                      (v) For such period of time (not exceeding the maximum period of time for which the Company is required to maintain the effectiveness of such registration statement) as any of such holders may be required by law to deliver a prospectus in connection with a sale of any Securities or Shares pursuant to such registration statement, if any event shall occur as a result of which it is necessary to amend or supplement the prospectus forming a part of such registration statement in order to correct an untrue statement of a material fact, or an omission to state a material fact necessary to make the statements therein, in the light of the circumstances existing when such prospectus is delivered to a purchaser, not misleading, or if it is necessary to amend or supplement such prospectus to comply with any law, the Company will forthwith prepare and furnish to each of such holders and, in the case of a registration pursuant to subsection (c) of this Section, the Securityholders' Managers, a reasonable number of amended or supplemented prospectuses so that statements in the prospectuses as so amended or supplemented will not, in the light of the circumstances then existing, be misleading, or so that such prospectuses will comply with law.

                      (vi) At any time prior to the filing of a registration statement pursuant to subsection (c) of this Section, the holders of Securities or Shares making or joining in a request for such registration may select an investment banker or bankers (collectively, the "Securityholders' Managers") which shall be satisfactory to the Company, and the offering pursuant to such registration statement shall be made through the Securityholders' Managers. The Company shall enter into an underwriting agreement in customary form with the Securityholders' Managers and will indemnify the Securityholders' Managers, their officers and directors, and each person, if any, who controls the Securityholders' Managers within the meaning of the Act to the same extent as hereinafter provided with respect to the holders of Securities or Shares requesting such registration. Such underwriting agreement will contain indemnification and contribution provisions substantially identical to those set forth in clauses (ix),
         (x), (xi) and (xii) below or otherwise acceptable to the underwriters.

                    (vii) The Company will qualify, file or register the Securities or Shares being registered under the securities laws of such states of the United States of America and of the Commonwealth of Puerto Rico as may be reasonably designated by the holders of Securities or Shares or by the Securityholders' Managers and will obtain the consent, authorization or approval of any governmental agency (other than any such consent, authorization or approval required under any statute or regulation applicable to any such holders and not applicable to investors generally) required in connection with the issuance of the Securities or Shares being registered or in order that such holders may publicly sell the Securities or Shares covered by such registration statement;
         provided, however, that the Company shall not be required in connection with this subsection (vii) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction.

                   (viii) All fees, disbursements and expenses incurred by the Company in connection with any registration pursuant to subsection
         (b) or (c) of this Section shall be borne by the Company, including, without limitation, all registration and filing fees, all costs of preparation and printing (in such quantities as the holders of Securities or Shares, or the Securityholders' Managers, may reasonably request) of any registration statement and related prospectus and any amendments or supplements thereto, all fees and disbursements of counsel for the Company, the expenses of complying with applicable securities or blue sky laws, and all costs in connection with the preparation and delivery of such legal opinions, auditors' comfort letters or other closing documents as the holders of Securities or Shares, or as the Securityholders' Managers, shall reasonably request. All underwriting commissions, expenses of the Securityholders' Managers and fees and expenses of counsel to the selling holders of Securities or Shares shall be allocated among the holders of Securities or Shares pro rata according to the number of Securities or Shares being registered by each such holder or in such other manner as such holders may agree. The Company shall not be responsible for the fees and expenses of counsel to the selling holders of Securities or Shares.

                      (ix) The Company will indemnify and hold harmless each holder of Securities or Shares and any underwriter (as defined in the Act) for such holder and each person or entity, if any, who controls such holder or underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages, liabilities, costs or expenses, joint or several, or actions in respect thereof to which such holder or underwriter or controlling person or entity may become subject under the Act, the Exchange Act, state securities or Blue Sky laws, or otherwise, insofar as such losses, claims, damages, liabilities, costs, expenses or actions in respect thereof arise out of, or are based upon, or are related to, any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which Securities or Shares of or pertaining to such holder were registered under the Act, any preliminary prospectus, amended preliminary prospectus, or final prospectus contained therein, or any amendment or supplement thereto, or arise out of, or are based upon, or are related to, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such holder or underwriter or controlling person or entity for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; provided that to the extent that any such loss, claim, damage or liability arises out of, or is based upon, an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said amended preliminary prospectus or said final prospectus or any said amendment or supplement in reliance upon, and in conformity with, written information furnished to the Company by such holder or by any underwriter for such holder specifically for use in the preparation thereof, the Company will not be so liable to such holder or underwriter.

                 (x) Each seller of Securities or Shares, severally and not jointly, will indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Act or the Exchange Act, against any losses, claims, damages, or liabilities, joint or several, to which the Company, such directors and officers, underwriters or controlling person may become subject under the Act, the Exchange Act, state securities or Blue Sky laws, or otherwise, insofar as such losses, claims, damages, or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any registration statement under which such Securities or Shares were registered under the Act, any preliminary prospectus or final prospectus contained in the registration statement, or any amendment or supplement to the registration statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made in reliance upon and in conformity with information relating to such seller furnished in writing to the Company by or on behalf of such seller specifically for use in connection with the preparation of such registration statement, prospectus, amendment, or supplement.

                 (xi) Each party entitled to indemnification under subsection
         (ix) or (x) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, the counsel for the Indemnifying Party assuming the defense of any such claim or litigation shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this subsection (xi). The Indemnified Party shall be entitled to retain separate counsel at its own expense, provided that the Indemnifying Party shall pay the expense of such separate counsel if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgement or enter into settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgement or settle such claim or litigation without the prior written consent of the Indemnifying Party.

                 (xii)  If the indemnification provided for in clause (ix) or
         (x) is due in accordance with its terms but is for any reason held by a court to be unavailable, on grounds of policy or otherwise, then the Company and the selling holders shall contribute to the aggregate losses, claims, damages, liabilities and expenses to which the Company and the selling holders may be subject in such proportion as is appropriate to reflect the relative fault of the Company and of the selling holders in connection with the statements or omissions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of the Company and the selling holders shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact relates to information supplied by the Company of by the selling holders and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the selling holders agree that it would not be just and equitable if contribution pursuant to this clause (xii) were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the two immediately preceding sentences. Notwithstanding the provisions of this clause (xii), the selling holders shall not be required to contribute any amount in excess of the amount by which the total price at which the Securities or Shares owned by the selling holders were offered to the public exceeds the amount of any damages which the selling holders have otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of fraudulent misrepresentation.

                                   ARTICLE 11

                      RIGHT TO PURCHASE ADDITIONAL SHARES

         SECTION 11.1. RIGHT TO PURCHASE ADDITIONAL SHARES. The Company hereby grants to BanPonce the non-transferable right to buy shares of common stock of the Company at the Conversion Price in effect from time to time (or, in the event that the Securities shall have been converted, at the Conversion Price that would have been in effect if any Securities were outstanding), after giving effect to any adjustment required by Article 9, at any time and from time to time that the Company takes action to issue additional shares of its common stock on or prior to June 30, 1999, and as a result of which the sum of
(i) the Shares issued or issuable upon conversion of the Securities, whether or not then held by BanPonce, and (ii) any shares of common stock of the Company previously purchased by BanPonce pursuant to this Section (collectively, the "BanPonce Shares") represents less than 5% of the fully diluted shares of common stock of the Company, assuming conversion of all outstanding securities convertible into common stock of the Company, whether or not convertible at the time, and the exercise of all outstanding options, warrants and other rights to purchase common stock of the Company, whether or not exercisable at the time (the "fully diluted shares").

         The maximum number of shares subject to the right granted in this Section and issuable at any time upon exercise of the right granted in this Section shall be equal to the lesser of (i) the remainder of (A) 0.05 (or, in the event that less than $10,000,000 aggregate principal amount of Securities shall be issued as a result of a failure by BanPonce to obtain any necessary approval from the Federal Reserve Board, the product of (x) 0.05 times (y) a fraction, the numerator of which shall be the aggregate principal amount of Securities issued and the denominator of which shall be $10,000,000) times the total number of fully diluted shares of common stock of the Company at such time minus (B) the total number of BanPonce Shares and (ii) the remainder of
(A) 200,000 (adjusted for combinations and subdivisions of the common stock of the Company after the date hereof) minus (B) the total number of shares previously purchased by BanPonce upon exercise of the right granted in this Section.

         The right granted in this Section may be exercised by BanPonce no later than 90 days after receipt by BanPonce of notice from the Company of a transaction resulting in a reduction of the percentage ownership of the common stock of the Company represented by the BanPonce Shares. In the event that BanPonce shall at any time fail to exercise such right within such period of time after such notice, the reference in clause (i)(A) above shall be changed to the percentage ownership of the common stock of the Company represented by the BanPonce Shares after the transaction in connection with which such notice was given.

         Upon notice from BanPonce of its intention to exercise the right granted in this Section at any time, the Company may, at its option, instead of issuing the number of shares to be purchased by BanPonce, pay to BanPonce with respect to each such share an amount equal to the difference between the Market Price (as defined in Section 9.2(b)(ix)) of such shares and the Conversion Price in effect at the time. In such event, the reference in clause (i)(A) above shall be changed as set forth in the preceding paragraph as if BanPonce had not exercised its right.

         The right granted in this Section shall expire upon the purchase of 90% or more of the outstanding common stock of the Company pursuant to a tender offer for all the outstanding shares of common stock of the Company or pursuant to a merger or consolidation of the Company in which, in both the case of a tender offer and of a merger or consolidation, the shares of Capital Stock of the Company shall be converted into the right to receive cash, non-convertible debt securities, non-convertible preferred stock or shares of common stock representing in the aggregate less than 20% of the outstanding common stock of the surviving or resulting corporation.

         No person, including any person acquiring Securities or Shares from BanPonce, other than BanPonce or any successor entity shall have any rights under this Article.

         SECTION 11.2. REGISTRATION RIGHTS AND CERTAIN OTHER MATTERS. Holders of shares of common stock of the Company issued upon the exercise of the right granted in Section 11.1 shall have the same registration rights with respect to such shares that holders of Securities or Shares have under Article 10, which
Article 10 shall apply, mutatis mutandis, to such shares issued upon the exercise of the right granted in Section 11.1. References to "Shares" in such
Article 10 and in Section 9.1 shall be deemed to include, mutatis mutandis, shares of common stock of the Company issued or issuable upon the exercise of the right granted in Section 11.1, except that the Company shall not be obligated to list such shares as provided in Section 9.1 until the actual issuance thereof.

                                   ARTICLE 12

                         REPRESENTATIONS AND WARRANTIES

         As an inducement to BanPonce to enter into this Agreement and to purchase the Securities, the Company represents and warrants to BanPonce that:

         SECTION 12.1. CORPORATE EXISTENCE; COMPLIANCE WITH LAW AND CONTRACTUAL OBLIGATIONS. Each of the Company and Doral (a) is duly organized, validly existing and in good standing as a corporation under the laws of the Commonwealth of Puerto Rico and in each jurisdiction where its ownership of property or conduct of business requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect; (b) has the corporate power and authority and the legal right to own and operate its property and to conduct business in the manner in which it does and proposes so to do; and (c) is not in violation of any Requirement of Law or any Contractual Obligation if such violation could have a Material Adverse Effect.

         SECTION 12.2. CORPORATE POWER; AUTHORIZATION; ENFORCEABLE OBLIGATIONS. The Company has the corporate power and authority to execute, deliver and perform this Agreement and the Securities and has taken all necessary corporate actions to authorize such execution, delivery and performance. This Agreement and the Securities, when issued, have been or will have been duly executed and delivered on behalf of the Company and constitute or will constitute legal, valid and binding obligations of the Company, enforceable against it in accordance with their respective terms, except as enforceability may be limited by applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally and by general principles of equity.

         SECTION 12.3. NO LEGAL OR CONTRACTUAL BAR. The execution, delivery and performance of this Agreement and the Securities, including the use of the proceeds of the Securities, do not and will not (a) violate any Requirement of Law or any Contractual Obligation of the Company or any of its Subsidiaries,
(b) require any license, consent, authorization, approval or any other action by, or any notice to or filing or registration with, any Governmental Authority or any other Person, other than the filing with the Secretary of State of the Commonwealth of Puerto Rico of a certified copy of the resolution of the Board of Directors approving the issuance of the Securities and the terms of this Agreement, or (c) result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries.

         SECTION 12.4. FINANCIAL INFORMATION. (a) The consolidated balance sheet of the Company and its consolidated Subsidiaries as at December 31, 1994 and the related consolidated statements of income, retained earnings and cash flows for the fiscal year then ended, including in each case the related schedules and notes, reported on by Price Waterhouse, true copies of which have been previously delivered to BanPonce, are complete and correct and fairly present the consolidated financial condition of the Company and its consolidated Subsidiaries as at the date thereof and the consolidated results of operations and cash flows for such period, in accordance with GAAP applied on a consistent basis.

         (b) The unaudited consolidated balance sheet of each Borrower and its consolidated Subsidiaries as at June 30, 1995, and the related unaudited consolidated statements of income, retained earnings and cash flows for the three-month and six-month periods then ended, certified by the chief financial officer of the Company, true copies of which have been previously delivered to BanPonce, are complete and correct and fairly present the consolidated financial condition of the Company and its consolidated Subsidiaries as at the date thereof and the consolidated results of operations and cash flows for such periods in conformity with GAAP applied on a basis consistent with the financial statements referred to in subsection (a) of this Section, subject to normal year-end audit adjustments.

         (c) Neither the Company nor Doral has any material liability of any kind, whether accrued, contingent, absolute, determined, determinable or otherwise, and no condition, situation or set of circumstances exists that could be reasonably expected to result in such a liability, in each case that is not reflected in the financial statements referred to in Section 12.4(a) or 12.4(b). Any such material liability arising in the future will be reflected in the financial statements delivered to the Holders pursuant to Section 4.2.

         (d) Since December 31, 1994, no material adverse change has occurred in the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole.

         SECTION 12.5.  NO MATERIAL LITIGATION.  Except as set forth on
Schedule 12.5, no litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of the Company, threatened by or against the Company or any of its Subsidiaries, or against any of the Company's or any such Subsidiary's properties or revenues that, if adversely determined, could alone, or with any other litigation, investigation or proceeding, affect the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, in excess of a Material Amount or could have a Material Adverse Effect.

         SECTION 12.6. TAXES. The Company and each of its Subsidiaries have filed or caused to be filed all tax returns that are required to be filed and have paid all taxes shown to be due and payable on such returns or on any assessments made against them or any of their property other than taxes and assessments that are being contested in good faith by appropriate proceedings and as to which the Company or such Subsidiary has established adequate reserves in conformance with GAAP.

         SECTION 12.7. INVESTMENT COMPANY ACT. The Company is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and is not controlled by any "investment company".

         SECTION 12.8. SUBSIDIARIES. The Company has no Subsidiaries other than Doral, Doral Federal, Centro Hipotecario de Puerto Rico, Inc., RSC Corp. and First Florida Realty Corporation. The Company owns, directly or through another Subsidiary, one hundred percent (100%) of the stock of each such Subsidiary, and all of the stock of each such Subsidiary has been duly issued and is fully paid and nonassessable.

         SECTION 12.9. USE OF PROCEEDS. The proceeds of the sale of the Securities shall be used by the Company for its general corporate purposes, including to finance its general working capital needs and to purchase mortgage loans and mortgage servicing rights.

         SECTION 12.10. ERISA. (a) No Prohibited Transactions, accumulated funding deficiencies (as described in Section 302 of ERISA), withdrawals from Multiemployer Plans or Reportable Events have occurred with respect to any Plans or Multiemployer Plans that, in the aggregate, could subject the Company or any of its Subsidiaries to any material tax, penalty or other liability where such tax, penalty or liability is not covered in full, for the benefit of the Company or such Subsidiary, by insurance; (b) no notice of intent to terminate a Plan has been filed, nor has any Plan been terminated under Section 4041 of ERISA, nor has the Pension Benefit Guaranty Corporation instituted proceedings to terminate, or appoint a trustee to administer, a Plan and no event has occurred or condition exists that might constitute grounds under
Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Plan; (c) the present value of all benefits liabilities (as defined in Section 4001(a)(16) of ERISA) under all Plans (based on the actuarial assumptions used to fund the Plans) does not exceed the assets of the Plans; and (d) the execution, delivery and performance by the Company of this Agreement and the Securities and the use of the proceeds thereof will not involve any Prohibited Transaction. For purposes of this Section, the following terms shall have the following meanings:

         "ERISA" shall mean the Employee Retirement Income Security Act of 1974, as the same may from time to time be supplemented or amended, and the rules and regulations issued thereunder as from time to time in effect.

         "ERISA Affiliate" shall mean each trade or business, including the Company, whether or not incorporated, that together with the Company would be treated as a single employer under Section 4001 of ERISA.

         "Multiemployer Plan" shall mean a plan described in Section 4001(a)(3) of ERISA to which the Company or any ERISA Affiliate is required to contribute on behalf of any of its employees.

         "Plan" shall mean any plan (other than a Multiemployer Plan) subject to Title IV of ERISA maintained for employees of the Company or any ERISA Affiliate (and any such plan no longer maintained by the Company or any of its ERISA Affiliates to which the Company or any of its ERISA Affiliates has made or was required to make any contributions during the five years preceding the date on which such plan ceased to be maintained).

         "Prohibited Transaction" shall mean any transaction described in
Section 406 of ERISA that is not exempt by reason of Section 408 of ERISA or the transitional rules set forth in Section 414(c) of ERISA and any transaction described in Section 4975(c)(1) of the Code that is not exempt by reason of
Section 4975(c)(2) or Section 4975(d) of the Code, or the transitional rules of
Section 2003(c) of ERISA.

         "Reportable Event" shall mean any of the events set forth in Section 4043(c) of ERISA or the regulations thereunder, a withdrawal from a Plan described in Section 4063 of ERISA, a cessation of operations described in
Section 4068(f) of ERISA, an amendment to a Plan necessitating the posting of security under Section 401(a)(29) of the Code, or a failure to make a payment required by Section 412(m) of the Code and Section 302(e) of ERISA when due.

         SECTION 12.11. AGENCY APPROVALS. Each of the Company and Doral is a FHLMC approved Seller/Servicer, a HUD Direct Endorsement Lender, and a VA approved Lender in good standing, and the Company is a FNMA approved Seller/Servicer and a GNMA approved Issuer/Servicer.

         SECTION 12.12. SOLVENCY. Each of the Company and Doral is able to pay its debts as they mature. The aggregate estimated fair market value of each of the Company's and Doral's assets is greater than the Company's or Doral's liabilities (including contingent, subordinated, unmatured and unliquidated liabilities and any and all obligations hereunder and under the Securities), respectively. Each of the Company and Doral has capital sufficient to carry on the business and transactions in which it is engaged and all business and transactions in which it proposes to engage.


                                   ARTICLE 13

                              CONDITIONS PRECEDENT

         SECTION 13.1. CONDITIONS PRECEDENT TO INITIAL SALE. It shall be a condition precedent to the sale of Securities convertible into 4.99% of the Company's common stock on the date hereof that BanPonce shall have received the following documents and that the following conditions shall have been satisfied:

         (a) a certified copy of the resolution of the Board of Directors of the Company approving the execution, delivery and performance of this Agreement and the Securities and the transactions contemplated herein and therein;

         (b) a certificate of the Secretary or an Assistant Secretary of the Company certifying the names and true signatures of the officers of the Company authorized to sign this Agreement and the Securities and the other documents required to be executed and delivered hereunder, in each case dated the date hereof;

         (c) an opinion of Pietrantoni, Mendez & Alvarez, counsel for the Company, in form and substance acceptable to BanPonce, covering such matters as BanPonce may reasonably request, dated the date hereof;

         (d) a copy of the Certificate of Incorporation of the Company and Doral certified by the Secretary of State of Puerto Rico as of a recent date and by the Secretary or Assistant Secretary of the Company on the date hereof;

         (e) a copy of the By-laws of the Company, certified by the Secretary or an Assistant Secretary of the Company on the date hereof as being accurate and complete;

         (f) a certificate of the applicable officer in the relevant jurisdiction or other equivalent document certifying as of a recent date that each of the Company and Doral is in good standing in each jurisdiction in which each such party is qualified to conduct business;

         (g) an Officer's Certificate of the Company confirming compliance with the covenants and confirming the accuracy of the representations set forth herein as of the date hereof;

         (h) evidence satisfactory to BanPonce that all acts and conditions (including the obtaining of any necessary regulatory approvals and the making of any required filings, recordings or registrations) required to be done and performed and to have happened prior to the execution, delivery and performance of this Agreement and the Securities and to constitute the same legal, valid and binding obligations, enforceable in accordance with their respective terms, shall have been done and performed and shall have happened in due and strict compliance with all applicable laws;

         (i) a certificate of the independent accountants of the Company verifying the accuracy of the computation by the Company of certain financial covenants contained in Article 4;

         (j) such other documents or legal opinions as BanPonce or its counsel may reasonably request, all in form and substance reasonably satisfactory to BanPonce;

         (k) all documentation, including documentation for corporate and legal proceedings in connection with the transactions contemplated by this Agreement and the Securities, shall be reasonably satisfactory in form and substance to BanPonce and its counsel;

         (l) the Company shall have paid all fees required to have been paid under this Agreement and the Securities, including the private placement fee payable to BP Capital Markets, prior to or on the date hereof;

         (m) no default or Event of Default shall have occurred and be continuing;

         (n) since December 31, 1994, no material adverse change shall have occurred in the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; and

         (o) a letter from Duff & Phelps confirming that the rating of the subordinated debt of the Company is BBB or higher.

         SECTION 13.2. CONDITIONS PRECEDENT TO SUBSEQUENT SALE. It shall be a condition precedent to the sale of the remaining Securities that BanPonce shall have received the following documents and that the following conditions shall have been satisfied:

         (a) bring-down certificates and opinions to the same effect as the certificates and opinions described in clauses (a), (c), (d), (e) and (g) of
Section 13.1; and

         (b) evidence as to the matters specified in Section 13.1(h), including the approval of the Federal Reserve Board.


                                   ARTICLE 14

                                 MISCELLANEOUS

         SECTION 14.1. NOTICES. Any notice or communication shall be in writing and delivered in person or mailed by first-class mail addressed as follows:

                 If to the Company:

                          First Financial Caribbean Corporation
                          1159 Franklin Delano Roosevelt Avenue
                          San Juan, Puerto Rico 00920

                          Attention of:  Mr. Mario S. Levis

                          Telephone:  (809) 749-7108
                          Telecopier: (809) 792-4025

                 If to BanPonce:

                          BanPonce Corporation
                          Banco Popular Center
                          Hato Rey, Puerto Rico 00918

                          Attention of:  Mr. David H. Chafey, Jr.

                          Telephone:  (809) 753-0335
                          Telecopier: (809) 751-8645


         The Company or BanPonce by notice to the other may designate additional or different addresses for subsequent notices or communications.

         Any notice or communication mailed to a Securityholder shall be mailed to the Securityholder at the Securityholder's address as it appears on the registration books of the Registrar and shall be sufficiently given if so mailed within the time prescribed.

         Failure to mail a notice or communication to a Securityholder or any defect in it shall not affect its sufficiency with respect to other Securityholders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

         SECTION 14.2. STATEMENTS OR OPINION. Each certificate or opinion with respect to compliance with a covenant or condition provided for in this Agreement shall include:

                 (1) a statement that the person making such certificate or opinion has read such covenant or condition;

                 (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

                 (3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

                 (4) a statement as to whether or not, in the opinion of such person, such covenant or condition has been complied with.

         SECTION 14.3. WHEN TREASURY SECURITIES DISREGARDED. In determining whether the Holders of the required principal amount of Securities have concurred in any waiver or consent, Securities owned by the Company or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company shall be disregarded and deemed not to be outstanding. Also, subject to the foregoing, only Securities outstanding at the time shall be considered in any such determination.

         SECTION 14.4. LEGAL HOLIDAYS. A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions are not normally open in the Commonwealth of Puerto Rico. If a payment date is a Legal Holiday, payment shall be made on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period. If a regular record date is a Legal Holiday, the record date shall not be affected.

         SECTION 14.5. GOVERNING LAW. This Agreement and the Securities shall be governed by, and construed in accordance with, the laws of the Commonwealth of Puerto Rico but without giving effect to applicable principles of conflicts of law to the extent that the application of the laws of another jurisdiction would be required thereby.

         SECTION 14.6. SUCCESSORS. All agreements of the Company in this Agreement and the Securities shall bind its successors.

         SECTION 14.7. MULTIPLE ORIGINALS. The parties may sign any number of copies of this Agreement. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Agreement.

         SECTION 14.8. TABLE OF CONTENTS; HEADINGS. The table of contents and headings of the Articles and Sections of this Agreement have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

         SECTION 14.9. REPRESENTATIONS AND COVENANTS BY BANPONCE. (a) BanPonce represents that (i) no part of the funds being used by it to purchase the Securities constitute assets of any employee benefit plan, as defined in
Section 3 of ERISA and (ii) BanPonce has the corporate power and authority to execute, deliver and perform this Agreement and has taken all necessary corporate action to authorize such execution, delivery and performance. This Agreement has been duly executed and delivered on behalf of BanPonce and constitutes the legal, valid and binding obligation of BanPonce enforceable against it in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency and other similar laws affecting creditors' rights generally and by general principles of equity.

         (b) BanPonce agrees to diligently pursue the approval of the Federal Reserve Board required in order to consummate the closing of the purchase of the Securities contemplated by Section 13.2 with a view to obtaining such approval no later than 60 days after the date hereof.

         SECTION 14.10. SURVIVAL OF CERTAIN PROVISIONS. The covenants and other provisions set forth in Articles 1, 7, 9, 10, 11, 12 and 14 and in Sections 4.16 (with respect to periods prior to the payment or conversion of the Securities) and 4.18 shall survive the payment or conversion of the Securities. All other covenants and provisions of the Agreement shall expire upon payment or conversion of all the Securities, provided that rights or causes of action accrued prior to such payment or conversion shall survive.


         IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.

                                                 FIRST FINANCIAL CARIBBEAN
                                                        CORPORATION


                                             By:    Mario S. Levis
                                                -------------------------------
                                             Name:  Mario S. Levis
                                             Title: Executive Vice President


                                                    BANPONCE CORPORATION


                                             By:    David H. Chafey, Jr.
                                                -------------------------------
                                             Name:  David H. Chafey, Jr.
                                             Title: Executive Vice President

                                                                       EXHIBIT A

                           [FORM OF FACE OF SECURITY]


         The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or under the Puerto Rico Uniform Securities Act or any other state securities law. These securities may not be sold, transferred, pledged or hypothecated in the absence of an effective registration statement for such securities under the Securities Act of 1933, as amended, or an opinion of counsel delivered to the Company that registration is not required under such Act.


No._____________                                                  $_____________


                  8.25% Convertible Subordinated Debenture Due
                                January 1, 2006


         First Financial Caribbean Corporation, a Puerto Rico corporation, promises to pay to _________________________________ or registered assigns, the principal sum of _______________________________________________ Dollars on
January 1, 2006.

         Interest Payment Dates:  January 1 and July 1.

         Record Dates: December 15 and June 15.

         Additional provisions of this Security are set forth on the other side of this Security.

Dated:  September   , 1995

                                                FIRST FINANCIAL CARIBBEAN
                                                      CORPORATION



                                           By:________________________________
                                                    [Vice] President


                                           By:________________________________
                                                  [Assistant] Secretary

                       [FORM OF REVERSE SIDE OF SECURITY]


                  8.25% Convertible Subordinated Debenture Due
                                January 1, 2006


1.       Interest

                 First Financial Caribbean Corporation, a Puerto Rico corporation (the "Company"), promises to pay interest on the principal amount of this Security at the rate per annum shown above. The Company will pay interest semiannually on January 1 and July 1 of each year. Interest on the Securities will accrue from the most recent date to which interest has been paid or, if no interest has been paid,
         from September   , 1995.  Interest will be computed on the basis of a
         360-day year of twelve 30-day months and, with respect to any portion of a calendar month, on the basis of the actual number of days elapsed during such portion of a calendar month.

                 The Company shall pay interest on overdue principal (after the expiration of the grace period specified in Section 6.1(2) of the Agreement referred to below) at the higher of (i) Citibank N.A.'s prime or base rate plus 3% per annum and (ii) the rate borne by the Securities plus 2% per annum, and it shall pay interest on overdue installments of interest (after the expiration of the grace period specified in Section 6.1(1) of the Agreement referred to below) at the same rate to the extent lawful (after such interest is capitalized, to the extent agreed by the Holders, at their option).

2.       Method of Payment

                 The Company will pay interest on the Securities (except defaulted interest) to the persons who are registered holders of Securities at the close of business on the December 15 or June 15 next preceding the relevant interest payment date even if Securities are canceled after the record date and on or before the interest payment date. Holders must surrender Securities to a Paying Agent to collect principal payments. The Company will pay principal and interest in money of the United States that at the time of payment is legal tender for payment of public and private debts (i) by wire transfer of immediately available funds to the account of each Holder as notified by each Holder to the Company, in the case of Holders of $1,000,000 or more in aggregate principal amount of Securities and (ii) by check mailed to the Holder's address, in other cases.


3.       Paying Agent and Registrar

                 Initially, the Company will act as Paying Agent and Registrar. The Company may appoint and change any Paying Agent, Registrar or coregistrar.


4.       Debenture Purchase Agreement

                 The Company issued the Securities under a Debenture Purchase
         Agreement dated as of September   , 1995 (the "Agreement"), between
         the Company and BanPonce Corporation. The terms of the Securities include those stated in the Agreement. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Agreement. The Securities are subject to all such terms, which are hereby incorporated by reference as if fully set forth herein, and Securityholders are referred to the Agreement for a statement of those terms.

                 The Securities are general unsecured obligations of the Company. The Agreement, among other things, imposes certain limitations on the issuance of debt by the Company, the issuance of debt and preferred stock by the Subsidiaries, the issuance of secured debt (other than secured Senior Debt) by the Company, sale and leaseback transactions, the payment of dividends by the Company and the Subsidiaries, the sale or transfer of assets and Subsidiary stock and transactions with Affiliates.


5.       Optional Redemption

                 The Securities may not be redeemed prior to January 1, 2001. On and after that date, the Company may redeem all the Securities at any time or some of them from time to time at the following redemption prices (expressed in percentages of principal amount), plus accrued interest to the redemption date:

                 If redeemed during the 12-month period beginning January 1,


                            YEAR                     PERCENTAGE
                            ----                     ----------
                            2001                       102%
                            2002                       101 1/2%
                            2003                       101%
                            2004                       100 1/2%

         and thereafter at 100%.



6.       Notice of Redemption

                 Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Securities to be redeemed at his registered address. Securities in denominations larger than $5,000 may be redeemed in part but only in whole multiples of $5,000. If money sufficient to pay the redemption price of and accrued interest on all Securities (or portions thereof) to be redeemed on the redemption date is deposited with the Paying Agent on or before the redemption date and certain other conditions are satisfied, on and after such date interest ceases to accrue on such Securities (or such portions thereof) called for redemption.


7.       Put Provisions

                 Upon a Significant Management Stock Disposition, any Holder of Securities will have the right to cause the Company to repurchase all or any part of the Securities of such Holder at a repurchase price equal to 100% of the principal amount of the Securities to be repurchased plus accrued interest to the date of repurchase as provided in, and subject to the terms of, the Agreement.


8.       Subordination

                 The Securities are subordinated to Senior Debt, as defined in the Agreement. To the extent provided in the Agreement, Senior Debt must be paid before the Securities may be paid. The Company agrees, and each Securityholder by accepting a Security agrees, to the subordination.

9.       Conversion

                 A holder of a Security may convert it into common stock of the Company at any time before the close of business on December 1, 2005 (the "Expiration Date"). If the Security is called for redemption, the holder may convert it at any time before the close of business on the redemption date. The initial Conversion Price is $17.50 per share, subject to adjustment in certain events as provided in Section
         9.2 of the Agreement. To determine the number of Shares issuable upon conversion of a Security, divide (a) the principal amount to be converted by (b) the Conversion Price in effect on the conversion date. The Company will deliver a check for any fractional share. Interest on the converted Securities to the date of conversion shall be paid on the date of conversion.

                 To convert a Security a Holder must (1) complete and sign the conversion election on the back of the Security, (2) surrender the Security to the Company, (3) furnish appropriate endorsements and transfer documents if required by the Company, and (4) pay any transfer or similar tax if required. A Holder may convert a portion of a Security if the portion if $5,000 or a whole multiple of $5,000.


10.      Registration Rights

         Holders are entitled under certain circumstances and subject to certain conditions to require the Company to register the Securities and the Shares for resale under the Securities Act of 1933, as amended.


11.      Denominations; Transfer; Exchange

                 The Securities are in registered form without coupons in denominations of $5,000 and whole multiples of $5,000. A Holder may transfer or exchange Securities in accordance with the Agreement. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Agreement.


12.      Persons Deemed Owners

                 The registered holder of this Security may be treated as the owner of it for all purposes.

13.      Unclaimed Money

                 If money for the payment of principal or interest remains unclaimed for two years, the Paying Agent shall pay the money back to the Company at its request unless an abandoned property law designates another person. After any such payment, Holders entitled to the money must look only to the Company for payment.


14.      Amendment, Waiver

                 Subject to certain exceptions set forth in the Agreement, (i) the Agreement or the Securities may be amended with the written consent of the Holders of at least a majority in principal amount outstanding of the Securities and (ii) certain defaults or noncompliances with certain provisions may be waived with the written consent of the Holders of a majority in principal amount outstanding of the Securities.


15.      Defaults and Remedies

                 Under the Agreement, Events of Default include (i) default for 10 days in payment of interest on the Securities; (ii) default for 10 days in payment of principal of the Securities at maturity, upon redemption, upon declaration or otherwise; (iii) failure by the Company to comply with other agreements in the Agreement or the Securities, in certain cases subject to notice and lapse of time; (iv) certain accelerations (including failure to pay within any grace period after final maturity) of other Debt of the Company if the amount accelerated (or so unpaid) exceeds a Material Amount and continues unremedied for 10 days; (v) certain events of bankruptcy or insolvency; and (vi) certain judgments or decrees for the payment of money in excess of a Material Amount. If an Event of Default occurs and is continuing, and unless such Event of Default is of a type which may be waived by the Majority Holders and is so waived by the Majority Holders, each Holder may declare the Securities held by such Holder to be due and payable immediately. Certain events of bankruptcy or insolvency are Events of Default which will result in the Securities being due and payable immediately upon the occurrence of such Events of Default.

--------------------------------------------------------------------------------

                                ASSIGNMENT FORM
                                ---------------


To assign this Security, fill in the form below:


I or we assign and transfer this Security to ____________________


________________________________________________________________________________
            (Print or type assignee's name, address and zip code)


________________________________________________________________________________
                (Insert assignee's Soc. Sec. or Tax I.D. No.)


and irrevocably appoint ________________________________ agent to transfer this Security on the books of the Company. The agent may substitute another to act for him.


________________________________________________________________________________


Date:_______________                       Your Signature:



________________________________________________________________________________
    Sign exactly as your name appears on the other side of this Security.



Signature Guarantee: ___________________________________________________________
                     (Signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company)

                       OPTION OF HOLDER TO ELECT PURCHASE


         If you want to elect to have this Security purchased by the Company pursuant to Section 4.15 of the Agreement, check the box:

                                    [   ]

         If you want to elect to have only part of this Security purchased by the Company pursuant to Section 4.15 of the Agreement, state the amount:
$__________




Date:_______________              Your Signature:



________________________________________________________________________________
    Sign exactly as your name appears on the other side of this Security.




Signature Guarantee: ___________________________________________________________
                     (Signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company)

                          FORM OF ELECTION TO CONVERT


             (To be executed by the Holder if the Holder desires
               to convert Securities evidenced by the foregoing
                            Security certificate)


To [Name of Company]:


         The undersigned hereby irrevocably elects to convert the principal amount of $__________ evidenced by the foregoing Security certificate for ________________ full shares of common stock issuable upon conversion of said principal amount, as provided for in the foregoing Security certificate and in the Agreement referred to therein.

         The undersigned requests that certificates for such shares be issued in the name of ____________________.

                                               Please insert social security or
                                                   tax identification number


                                                _______________________________

______________________________
(please print name and address)                 _______________________________

________________________________________________________________________________


         If said principal amount shall not be the entire principal amount evidenced by the foregoing Security certificate, the undersigned requests that a new Security certificate evidencing the principal amount not so converted be issued in the name of and delivered to

________________________________________________________________________________
                       (please print name and address)

________________________________________________________________________________

________________________________________________________________________________

Dated: _____________                                            Name of Holder
                                                                   (print):



                                                (By:)_________________________
                                             (Title:)



Signature Guarantee: ___________________________________________________________
                     (Signature must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company)